
05061410

As filed with the Securities and Exchange Commission on July 28, 2005

File No. 24-10116

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Amendment No. 1 to Form 1-A

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

# BAYHORSE PETROLEUM, LLC

(Exact Name of Issuer as Specified in Its Charter)



**Utah**
(State or Other Jurisdiction of Incorporation or Organization)

**2558 E. Portsmouth Avenue**
**Salt Lake City, Utah 84121-5627**
**(801) 913-1640**
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Office)


SEC MAIL PROCESSING
RECEIVED
JUL 2 2005
WASH. D.C.
185
SECTION

**Larry F. Manikowski**
**Vice President & CFO/COO/Secretary and Treasurer**
**2558 E. Portsmouth Avenue**
**Salt Lake City, Utah 84121-5627**
**(801) 913-1640**
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

*Copies to:*

**Gregory E. Lindley, Esq.**
**Holland & Hart LLP**
**60 E. South Temple, Suite 2000**
**Salt Lake City, Utah 84111**
**(801) 595-7800**

| **1381** | **20-2615916** |
|---|---|
| (Primary Standard Industrial Classification Code Number) | (IRS Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I -- NOTIFICATION

**Item 1. Significant Parties.**

(a) The names and addresses for the managers of Bayhorse Petroleum, LLC (the "Company") are as follows:

| Name | Business Address | Residential Address |
|---|---|---|
| Rodney L. Vaughn | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 | 513 South 300 East<br>Apt. B<br>Brigham City, Utah 84302 |
| Larry F. Manikowski | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 |

(b) The names and addresses for the officers of the Company are as follows:

| Name | Business Address | Residential Address |
|---|---|---|
| Rodney L. Vaughn | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 | 513 South 300 East<br>Apt. B<br>Brigham City, Utah 84302 |
| Larry F. Manikowski | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 | 2558 E. Portsmouth Ave.<br>Salt Lake City, Utah<br>84121-5627 |

(c) The Company has no general partners.

(d) The names and addresses for the record owners of 5% or more of any class of the Company's equity securities are as follows:

**LLC Membership Interests:**

Vaughn Holdings, LLC
513 South 300 East, Apt. B
Brigham City, Utah 84302

Manikowski Holdings, LLC
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Jeffrey W. Vaughn
9748 S. Bluffside Drive
Sandy, Utah 84092

(e) The names and addresses for the beneficial owners of 5% or more of the Company's Interests are as follows:

**LLC Membership Interests:**

Rodney L. Vaughn
513 South 300 East, Apt. B
Brigham City, Utah 84302

Larry F. Manikowski and Paula R. Manikowski, Trustees or Successor Trustees of the Manikowski Family Trust
2558 E. Portsmouth Avenue
Salt Lake City, Utah 84121-5627

Jeffrey W. Vaughn
9748 S. Bluffside Drive
Sandy, Utah 84092

(f) The Compan y has no promoters with respect to the offering.

(g) The affiliates of the Company are the Managers (see Item 1(a))) and Officers (see Item 1(b)), and may include the other members identified in Item 1(d) and Item 1(e) above.

(h) The name and address of counsel to the issuer with respect to the proposed offering is as follows:

Gregory E. Lindley, Esq.
Holland & Hart, LLP
60 E. South Temple, Suite 2000
Salt Lake City, Utah 84111

(h) The Company is not engaging an underwriter with respect to the offering.

(i) N/A (Underwriter's directors).

(j) N/A (Underwriter's officers).

(k) N/A (Underwriter's general partners).

(l) N/A (Underwriter's counsel).

**Item 2. Application of Rule 262.**

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

**Item 3. Affiliate Sales.**

None.

**Item 4. Jurisdictions in Which Securities Are to be Offered.**

The Company will not offer any securities through any underwriters, dealers or salespersons. Securities will be offered to investors by the managers and officers of the Company in the States of Utah, California, Florida, Iowa, Colorado, Indiana, Michigan and Wisconsin via telephone, in-person meetings and through the U.S. Mail.

**Item 5. Unregistered Securities Issued or Sold Within One Year.**

(a) Securities of the issuer were issued to the holders listed in Item 1(d) above. The securities were issued for services rendered or to be rendered to the issuer. The securities were issued under an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to the founders of the issuer.

(b) No securities of the issuer have been sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) Not applicable.

**Item 6. Other Present or Proposed Offering.**

There are no other present or proposed offerings.

**Item 7. Marketing Arrangements.**

None.

**Item 8. Relationship With Issuer of Experts Named in Offering Statement.**

None.

**Item 9. Use of a Solicitation of Interest Document.**

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

## PART II -- OFFERING CIRCULAR

[The offering circular begins on the next page.]

OFFERING CIRCULAR

$3,000,000 of Membership Interests

BAYHORSE PETROLEUM, LLC

MEMBERSHIP INTERESTS

We are offering Membership Interests in Bayhorse Petroleum, LLC, a Utah limited liability company, not to exceed $3,000,000, to investors who meet our investment requirements in exchange for up to 40% ownership of the Company. The mailing address and telephone number of our principal executive offices are 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627 and (801) 913-1640.

Our Membership Interests are not listed on any public market or exchange. The subscription price has been set by our Managers and may not reflect the fair market value of the Membership Interests.

Investing in our Membership Interests involves risks. You should read the "Risk Factors" section beginning on page 6 before investing.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Price to Public (1) | Proceeds to Bayhorse Petroleum, LLC (2) |
|---|---|---|
| Total Membership Interest | $3,000,000 | $2,900,000 |
| Total........... | $3,000,000 | $2,900,000 |

(1) Before deducting expenses payable by us for the offering estimated at approximately $100,000. The Company has not engaged an underwriter to sell the Interests. As such, no commissions will be paid.
(2) Assumes the sale of $3,000,000 of Membership Interests, after deducting expenses.

Subscribers' funds will be immediately deposited in the Company's account for its use and the approximate date that we will commence sales to the public is the date of this Offering Circular.

The date of this Offering Circular is June ____, 2005

TABLE OF CONTENTS

## ABOUT THIS OFFERING CIRCULAR

You should only rely on the information contained in this offering circular. We have not authorized anyone to provide you with information different from that contained in this offering circular. We are offering to sell, and seeking offers to buy, our Membership Interests only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or of any sale of our Membership Interests.

In this offering circular, we frequently use the terms "we" and the "Company" to refer to Bayhorse Petroleum, LLC. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the "Risk Factors" section beginning on page 5.

## SUMMARY INFORMATION

This summary highlights information contained elsewhere in this offering circular. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire offering circular and other documents to which we refer herein before making a decision to invest in our Membership Interests, including the risks discussed under the "Risk Factors" section and our financial statements and related notes.

## OUR COMPANY

### Background

The Company was formed on April 6, 2005, with the goal of developing and producing oil and gas in the Rocky Mountain West.

The Company will initially concentrate its exploration efforts in southeast Colorado within a known oil and gas producing area where the Company's management has expertise, experience and pre-selected prospects to evaluate. These prospects are undeveloped and have no assets, liabilities or operations to date. Later, the Company plans to expand its operations into other Rocky Mountain basins as financially able.

In the event an investor purchases Membership Interests, the investor will become a "Member" of the Company upon execution of the Operating Agreement governing the operation of the Company and the rights, duties, limitations, qualifications and relations among the Members of the Company and the Managers of the Company. Members have certain voting rights and rights to share in a percentage of profits, losses and distributions, all as provided in the Company's Operating Agreement.

The Company's offices are located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and its telephone number is (801) 913-1640.

## THE OFFERING

| | |
|---|---|
| Securities Offered | We will offer Membership Interests in the Company not to exceed \$3,000,000, to investors who meet our investment requirements in exchange for up to 40% ownership of the Company. If fewer than all of the Membership Interests offered are sold, the investors will acquire a smaller percentage of the total ownership of the Company. As a condition to the Offering, each investor must execute a Subscription Agreement and sign the Operating Agreement.<br><br>The Managers of the Company are also managers of Bayhorse Holdings, LLC, a Utah limited liability company formed on April 12, 2005. The members of Bayhorse Holdings will be Individual Retirement Accounts or IRAs, whose holders may also be members of the Company. Bayhorse Holdings will purchase a net profits interest in the prospects that the Company will own. The net profits interest will be calculated by dividing the amount paid by Bayhorse Holdings by the sum of the amount raised in this offering plus the amount paid by Bayhorse Holdings for the net profits interest multiplied by .4. For example, if Bayhorse Holdings pays \$2,000,000 for its net profits interest and we raise \$1,000,000 in this offering, the net profits interest will be 26.667% (\$2,000,000 ÷\$1,000,000 + \$2,000,000) (.4). The investors in this offering and the investors in Bayhorse Holdings will be entitled to receive all distributions of the Company and Bayhorse Holdings, respectively, until they have received distributions equal to their investments in the Company and Bayhorse Holdings, as applicable. |
| Interests Outstanding | As of June 23, 2005, the Managers of the Company and certain of their affiliates own all of the Membership Interests of the Company. Assuming the sale of Membership Interests totaling \$3,000,000, the investors in this offering would own 40% of the issued and outstanding interests. The investors will, however, be entitled to receive 100% of the Company's distributable cash until such time as they have, in the aggregate, received distributions equal to the amount of their investments in the Company. Thereafter, the investors will be entitled to receive 40% of the Company's distributable cash and the Managers and their affiliates will be entitled to receive the remaining 60%. |
| Use of Proceeds | We will use the net proceeds from the offering, and proceeds we receive from Bayhorse Holdings for its purchase of the net profits interests, to obtain the necessary oil and gas mineral rights, leases, and surveys required to begin drilling oil and gas wells in southeast Colorado. Our potential prospects are all undeveloped. We will |

| | |
|---|---|
| | also use the proceeds from the offering to fund seismic and permit expenses and drilling expenses for up to 9 wells and for ordinary expenses associated with other startup companies in the oil and gas industry, such as offering costs and general expenses. |
| No Market | Our Membership Interests are not listed with any public market or exchange and, therefore, there is no readily available market for the securities offered in this offering circular. |

## SUMMARY FINANCIAL DATA

As a startup company, we do not have financial statements reflecting our financial condition. See Risk Factors on page 5.

## RISK FACTORS

You should carefully consider the risks described below in addition to the other information in this offering circular before purchasing any Membership Interests in the Company. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties, including those not presently known to us or that we currently consider immaterial, may also impair our business. You should read this section together with the other information in this offering circular.

### RISKS RELATED TO BAYHORSE PETROLEUM, LLC

**This investment is speculative and is suitable only for investors who could withstand the loss of their investment.**

The drilling operations to be undertaken by the Company for the development and production of oil and gas reserves involve the possibility of a total loss of an investment in the Company. Drilling activities may be unprofitable, not only from non-productive wells, but from wells which do not produce oil or natural gas in sufficient quantities or quality to return a profit on the amounts expended. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

**You will not have an opportunity to evaluate the prospects.**

Investors will not have an opportunity before purchasing Membership Interests to evaluate for themselves the relevant geophysical, geological, economic or other information regarding the prospects to be selected for drilling. You will have to rely totally on the expertise of the Managers in evaluating prospects for drilling.

**The prospects are speculative and may not produce oil and gas.**

The selection of prospects for oil and natural gas drilling is inherently speculative. The Managers of the Company cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas.

**We cannot predict the life of any well.**

The Managers cannot predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil and gas may not be produced for investors to receive a profit or even to recover their initial investment.

**Exploratory and development drilling is very risky.**

Drilling exploratory wells involves greater risks of dry holes and loss of the investors' investment. Drilling developmental wells generally involves less risk of dry holes, but developmental acreage is more expensive and subject to greater royalties and other burdens on production. The Company will initially be drilling exploratory wells.

**The managers are experienced but cannot guarantee success.**

Information concerning the prior drilling experience of the Managers, presented under the caption "Prior Activities," is not indicative of the results to be expected by the Company. The Company is placing full reliance upon the geological expertise of Mr. Rodney L. Vaughn, and there can be no guarantee of success based on his analyses.

**We have no operating history.**

As the Company is a startup and was only recently organized, the Company has no operating history of success. In addition, it has no assets.

**The wells may not be productive.**

Oil and natural gas drilling is a highly speculative activity marked by many unsuccessful efforts. Investors must recognize the possibility that the wells drilled may not be productive. Even those wells which are completed may not produce enough oil or gas to show a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity, and permeability may hinder, restrict or even make production impractical or impossible. The likelihood of failing to find commercial quantities of oil and gas is relatively high in exploratory wells.

**Prices for oil and gas are unstable and subject to many factors out of our control.**

Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline which would adversely affect us and our investors. Prices for oil and natural gas have been and are likely to remain extremely unstable.

**The oil and gas business is very competitive and we may not be able to compete effectively.**

A large number of companies and individuals engage in drilling for oil and natural gas and there is competition for the most desirable leases. The sale of any oil or natural gas found and produced by the Company will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. From time-to-time, a surplus of oil and natural gas may occur in areas of the United States. The effect of a surplus may be to reduce the price the Company may receive for its oil and gas production, or to reduce the amount of oil and natural gas that the Company may produce and sell.

**Drilling wells is environmentally hazardous and dangerous.**

There are numerous natural hazards involved in the drilling of wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to the Company and may result in the loss of Company properties. The Company may be subject to liability for pollution, abuses of the environment and other similar damages. Although the Company anticipates that it will maintain insurance coverage in appropriate amounts, it is possible that insurance coverage may be insufficient or not economically feasible. In that event, the Company assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

**Drilling costs may increase and affect our ability to drill as many wells as we have planned.**

The oil and gas industry historically has experienced periods of rapid cost increases from time-to-time, and within short periods of time. Increases in the cost of exploration and development would affect the ability of the Company to acquire additional leases, oil and gas equipment, and supplies. Increased drilling activity could lead to shortages of equipment and material which would make timely drilling and completion of wells impossible and to increase drilling costs.

**Drilling rigs may not be available.**

A substantial increase in drilling operations in the United States could result in the decreased availability of drilling rigs and gas field tubular goods. Also, international developments and the possible improved economics of domestic oil and gas exploration may influence others to increase their domestic oil and gas exploration. Those factors may adversely affect our operations.

**Subcontractors may be unstable financially and cause liens to be placed on our prospects.**

Although the Managers will endeavor to ascertain the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, our wells could be subject to materialmen's and workmen's liens. In that event, the Company could incur excess costs in discharging such liens.

**Production may be delayed because of the lack of pipelines and production facilities.**

Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to marketing demands which tend to be seasonal. Wells drilled for the Company may have access to only one potential market. Local conditions including, but not limited to, closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from Company wells.

**Even if we find oil and gas, it may be some time before we will have revenues.**

Distribution of revenue may be delayed for substantial periods of time after discovery of oil or natural gas due to unavailability of, or delay in obtaining, necessary material for completion of a well; reduced takes by purchasers of oil and natural gas due to market conditions; delays in obtaining satisfactory purchase contracts and connections for gas wells; delays in title opinions and obtaining division orders; and other circumstances.

## RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR MEMBERSHIP INTERESTS

**If you subscribe, you may not revoke your subscription.**

The execution of the Subscription Agreement by a subscriber constitutes a binding offer to buy Membership Interests in the Company. Once an investor subscribes for a Membership Interest, that investor will not be able to revoke his or her Subscription. Subscription proceeds of the Company will not be held in a separate interest-bearing escrow account but will be immediately available for the Company's use.

**The interests are illiquid so you will need to hold them for an extended period of time.**

Investors in the Company must assume the risks of an illiquid investment. Investors may not be able to sell their Membership Interests. We do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests. We are not aware of any current public or secondary market or substantial equivalent of such a market for Membership Interests and do not anticipate that any such market will develop. If such a market were to develop, the Company may be taxable as a corporation and many of the tax benefits anticipated from an investment in the Company would be adversely affected. The Managers intend to enforce the restrictions on transfers in the Operating Agreement to prevent the Company from qualifying as a publicly traded partnership.

**If we do not sell all of the membership interests, we will not have enough money to drill all the wells we have planned.**

The Managers intend to spread the risk of oil and natural gas drilling by participating in drilling of wells on a number of different prospects; however, the Managers will not be able to drill all of the planned nine (9) prospects if all the Membership Interests being offered are not purchased. If less than the full offered Membership Interests are purchased, the Managers will determine how many prospects can be drilled. If the Company receives subscriptions for less than the total amount being offered, it will participate in fewer prospects, thereby increasing the risk to the investors. As the Subscriptions increase, the number of wells will increase, thereby increasing the diversification of the Company. In addition, the amount of money the Company will have will also depend on the success of the offer by Bayhorse Holdings. If that offering is not fully subscribed, the Company will have less money with which to drill.

**We may not have enough money to complete all of our planned wells.**

The Company intends to utilize substantially all available capital from this offering for the drilling and completion of wells and will have only nominal funds available for Company purposes prior to such time as there is production from Company well operations. There is no assurance that production will be sufficient to provide the Company with necessary additional funding.

**Tax Status and Tax Risks.**

It is possible that the tax treatment currently available with respect to natural gas and oil exploration and production will change on a retroactive or prospective basis as a result of additional legislative, judicial, or administrative actions. See "Federal Income Tax Considerations" (page 24) to this prospectus for a discussion of the tax implications of an investment in the program.

FEDERAL INCOME TAX RISKS

**If the Company is not classified as a partnership for tax purposes there will be adverse tax consequences to you.**

In order for income and deductions to pass through to Members, the Company must be classified as a partnership for federal income tax purposes. If the Company were taxed as a corporation for federal income tax purposes, the tax consequences of owning a

Membership Interest would be adversely affected and any anticipated federal income tax benefits would be reduced or eliminated. Based on the representations of the Managers and various assumptions and qualifications, Counsel to the Company is of the opinion that, as of Closing, the Company will be treated as a partnership for federal income tax purposes and not as a corporation under the "publicly traded partnership" rules of Section 7704 of the Internal Revenue Code (the "Code"). Neither the Managers nor its Counsel can assure, however, that future legislative, judicial or administrative action will not affect the classification of the Company for federal income tax purposes. In addition, the confirmed classification of the Company as a partnership for federal income tax purposes may depend on, among other things, the nature of the assets in which the Company invests as well as to any future legislative, judicial, or administrative action. See "Federal Income Tax Considerations – Partnership Taxation – Partnership Classification."

A Member's interest in the Company should be treated as a "passive activity," and any tax losses derived by a Member from the Company will be allowable only to the extent of the Member's "passive income." Disallowed passive losses in any year can be carried forward indefinitely and used to offset future passive income or deducted in full when the Member disposes of his or her entire interest in the Company to an unrelated person in a fully taxable transaction. The treatment of the Company as a "publicly traded partnership" for purposes of applying the passive activity loss limitations of Section 469 of the Code would restrict even more severely or eliminate altogether a Member's ability to use Company losses to offset income from other sources. Based on the representations of the Managers and various assumptions and qualifications, Counsel to the Company is of the opinion that, as of Closing, the Company will not be treated as a publicly traded partnership for purposes of the application of the passive activity loss limitations. Counsel's opinion is not binding on the IRS, however, and the Managers cannot assure that the IRS will not assert that the Company is a publicly traded partnership for purposes of applying the passive activity loss limitations.

**Allocations of federal income tax consequences in the Operating Agreement may not be recognized for federal income tax purposes.**

The Operating Agreement contains certain allocations of profits and losses that could be reallocated by the IRS if it were determined that the allocations did not have "substantial economic effect." Based on the representations of the Managers and various assumptions and qualifications, Counsel to the Company is of the opinion that, except as noted below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes. Counsel's opinion is not binding on the IRS, however, and the IRS may challenge such allocations.

**An investment as a Member may not be advisable for a person who does not anticipate having substantial current taxable income from passive activities.**

Net losses allocable to a Member will be subject to the passive activity rules under Section 469 of the Code. Under the passive activity rules, passive activity losses of Members who are individuals, estates, trusts, and personal service corporations are deductible only to the extent of that Member's passive activity income (less restrictive limitations apply to closely held C corporations). Therefore, Members may not be able to deduct currently all the expenses and losses allocated to them from the Company. See "Federal Income Tax Considerations – Passive Activity Loss Limitations" for a discussion of taxation of passive losses, and "Federal Income Tax Risks – Classification of the Company as a partnership for tax purposes."

**A Member's investment in the Company may not be deductible in the year made.**

The Managers will use reasonable efforts to expend or contract for the expenditure of the capital contributions of the Company in the year the contributions are received. Some of the expenses, however, may be incurred before the actual drilling of the oil and gas wells. The Managers cannot assure that any deductible intangible drilling and development costs incurred in a year before the year of the actual drilling of the oil and gas wells will be deductible in the year incurred. In particular, the Company may not expend or contract for the expenditure of a substantial portion of its capital contribution in the year in which Members are admitted to the Company, in which event no substantial partnership tax deductions would be available in that year.

**A Member may have tax liabilities in excess of cash distributions to the Member.**

Members must report and pay income tax on their share of Company income, regardless of whether the income is retained and used for debt service, working capital, or other reasons, any of which uses may not give rise to deductions for federal income tax purposes. The receipt of cash distributions by Members may be delayed due to various factors, such as the use of revenues to finance permitted activities. To the extent that Members are credited with net income from the Company, an income tax liability will be incurred even though the Members may not yet have received any cash distributions from the Company. The timing and amount of cash distributions will be determined by the Managers in their complete discretion. Each Member will be required to report his or her share of Company income on federal, state and local tax returns and will be responsible for the payment of taxes attributable to that income. In any year, the Member's resulting tax liability may exceed the amount of cash distributed to the Member by the Company.

**A Member may be subject to further taxes due to the Company having authority to borrow funds.**

The Managers are authorized to cause the Company to borrow funds. Each Member's share of revenue applied to the repayment of loans will be included in his or her taxable income. Although this income may be offset in part by deductions for depletion, cost recovery, depreciation, and intangible drilling and development costs, these loans could cause a Member to become subject to an income tax liability in excess of the amount of cash distributions the Member receives from the Company. In addition, a Member may, under the at risk limitations, be limited in his or her ability to deduct his or her share of the interest paid on the Company's loans as well as other deductions derived from the expenditure of borrowed money. See "Federal Income Tax Considerations – Basis and At Risk Limitations."

**Each individual Member may not be eligible to claim percentage depletion deductions.**

Percentage depletion deductions are tax deductions calculated based upon a percentage of gross income from the property, but are limited to 100% of the total taxable income of the Member from the property for each taxable year and are only available to Members qualifying as independent producers. Because depletion deductions must be computed separately by each Member and not at the Company level, the availability of percentage depletion will depend in part upon a Member's individual circumstances. Therefore, each individual Member may not be eligible to claim percentage depletion deductions. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Depletion."

**The Company may face further tax consequences if it enters into a farmout agreement or is burdened by back-in working interests.**

If the Company acquires working interests in oil and gas leases under the terms of a farmout agreement, a portion of the value of these working interests may have to be reported as taxable income. In addition, the ability of the Company to deduct all intangible drilling and development costs paid by it with respect to oil and gas leases burdened by a back-in working interest may be limited. A back-in working interest is a right held by another party to become a working interest owner in the oil and gas lease on investor payout of the initial well on the oil and gas lease. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Farmouts and Back-in Interests."

**On disposition of property by the Company or on disposition of interests by a Member, certain deductions for intangible drilling and development costs, depletion, and depreciation must be recaptured as ordinary income.**

Certain deductions for intangible drilling and development costs, depletion and depreciation must be recaptured as ordinary income on disposition of property by the Company or on disposition of interests by a Member. If the Company disposes of property or a Member transfers an interest, the Company or Member may recognize ordinary income (instead of capital gain) to the extent deductions for intangible drilling and development costs, depletion and depreciation must be recaptured. See "Federal Income Tax Considerations – Special Features of Oil and Gas Taxation – Intangible Drilling and Development Costs," "—Depletion" and "—Depreciation."

**The IRS may audit the tax returns of the Company, which may result in an audit of a Member's individual tax return.**

The IRS may audit the tax returns of the Company, in which case an audit of an Member's individual tax returns may also result. If such audits occur, tax adjustments may be made, including adjustments to items on a Member's returns unrelated to the Company. Furthermore, any settlement or judicial determination of the Company's income may be binding on a Member. This is the case even though the Member may not have participated directly in the settlement proceedings or litigation. See "Federal Income Tax Considerations – Partnership Taxation – Elections and Returns."

**Changes in federal income tax laws could affect the tax consequences of the Company.**

Significant and fundamental changes in the federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could unfavorably affect the tax consequences of an investment in the Company. See "Federal Income Tax Considerations – General Tax Provisions – Changes in Federal Income Tax Laws."

**Federal income tax aspects of an investment in the Company are likely to be significant.**

The Managers cannot assure that:

- any capital contributions to the Company will be expended in the year received or that they are expended in the year received that they will result in tax deductions in that year,
- federal income tax laws or the present interpretation of those laws will not be changed, or
- that any position taken by the Company on its federal income tax returns will not be challenged by the IRS.

In addition, federal income tax provisions may:

- limit deductions,
- trigger or increase a Member's liability for the alternative minimum tax on tax preference items,
- increase tax liability on the disposition of interests, or
- otherwise increase the federal income tax liability of a Member.

Notwithstanding enactment of additional legislation or interpretations of legislation that might require different treatment from the discussion under "Federal Income Tax Considerations," the Company is authorized to expend the proceeds from the sale of interests and to conduct its business and operations as described in this Memorandum.

**The Company and the Members may be subject to other taxes besides federal taxes.**

This offering statement primarily describes certain federal income tax consequences of an investment in the Company by individuals who are citizens or residents of the United States. Any potential Member who is not a citizen or resident of the United States or who is not an individual is especially urged to consult with his, her or its own professional tax advisors. For example, special considerations apply to tax-exempt investors and employee benefit plan investors.

In addition, taxes may be imposed by a Member's state or country of residence, the states in which the Company's oil and gas properties are located and by municipalities and other local authorities. This Memorandum does not address the potential impact of these other taxes. It is suggested that a Member obtain professional guidance from the Member's own tax advisor in evaluating the federal, state and local tax risks involved in investing in the Company.

**Investing in the Company may increase the likelihood that a Member would be subject to the alternative minimum tax.**

The Code imposes an alternative minimum tax on alternative minimum taxable income in excess of an exemption amount. The alternative minimum tax is imposed at the Member level, and certain items of a Member's distributive share of the Company's deductions and net loss may constitute items of tax preference, which would increase the likelihood for the Member that the alternative minimum tax would apply. Prospective Members are urged to consult with their own tax advisors regarding the applicability of the alternative minimum tax.

**A Member whose taxable year is not the calendar year may not, in the year of investment, be able to take advantage of losses incurred by the Company in 2005.**

The tax year of the Company is expected to be the calendar year. A taxpayer whose tax year is not the calendar year and whose current tax year ends before December 31, 2005, may be unable to avail himself or herself, in the fiscal year in which the taxpayer purchases a Membership Interest, of tax losses incurred by the Company in 2005. Such noncalendar-year taxpayers should consult with their own tax advisors.

**A material portion of the subscription proceeds will not be currently deductible.**

A material portion of the subscription proceeds of the Company will be expended for cost and expense items that will not be currently deductible for income tax purposes.

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements, including, without limitation, trends impacting the natural gas and oil industry (including prices and market demand), the expected effect of deregulation and the Company's ability to expand its drilling activities geographically, and anticipated tax consequences, that involve risks and uncertainties. The Company's actual results and development could differ materially from those discussed or implied in the forward-looking statements as a result of these and other factors. Factors that may cause or contribute to those differences include those discussed under "Risk Factors", "Participation in Costs and Revenues", "Proposed Activities", "Competition, Markets and Regulation", and "Federal Income Tax Considerations" as well as those discussed elsewhere in this prospectus. We caution you, however, that this list of factors may not be exhaustive.

## PLAN OF DISTRIBUTION

### The Offering

We will not engage an underwriter or broker/dealer to sell the Membership Interests offered hereunder. The Company's Managers and officers will act on our behalf in offering the Membership Interests.

New investors must invest a minimum of $10,000 in Membership Interests, with additional purchases available in $1,000 increments.

### Determination of Offering Price

The subscription price for the Membership Interests was established by the Company's Management with no established criteria of value.

### Method of Subscribing

To subscribe for Membership Interests, investors should complete and sign the Subscription Agreement and deliver it and the purchase price by certified check, bank draft, wire transfer or money order payable to the order of "Bayhorse Petroleum, LLC," to:

Bayhorse Petroleum, LLC
2558 E. Portsmouth Ave.
Salt Lake City, Utah 84121-5627
Attention: Larry F. Manikowski , Vice-President
(801) 913-1640 phone

The wire transfer account information and address for funds may be obtained from the Company.

All issues with respect to the validity, form and eligibility of any potential investor to invest will be resolved solely by us. We, in our sole discretion, may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as it may determine, or reject any subscription. We will not deem any subscriptions to have been made until all irregularities have been waived or cured. We will not be under any duty to give notification of defects in subscription and will not incur any liability for failure to give such notification. The risk of delivery of all documents and payment is on subscribers and not us. The subscription price will be deemed to have been received by us only upon (i) clearance of any uncertified check, (ii) receipt by the Company of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the account designated above.

Subscribers will have no rights as our members with respect to the Membership Interests purchased in the rights offering until they have signed and delivered to the Company the Operating Agreement and Subscription Agreement and until the purchase price has been received by the Company. Subscribers will have no right to revoke their subscriptions after delivery of the Subscription Agreement to us.

## USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering and our anticipated use of those net proceeds. Since the offering is not conditioned on the sale of a minimum number of Membership Interests, we are presenting this information assuming in the alternative that we sell 0%, 50%, or 100% of the Membership Interests to be offered in the offering.

| | Proceeds (Amounts in Thousands) | | |
|---|---|---|---|
| | 0% | 50% | 100% |
| Gross offering proceeds from offering Membership Interests | $ 0.00 | $1,500,000 | $3,000,000 |
| Estimated expenses of the offering | $ 100,000 | $ 100,000 | $ 100,000 |
| Net proceeds to us | $(100,000) | $1,400,000 | $2,900,000 |

We will use the net proceeds from the offering to acquire the necessary oil and gas mineral rights to up to nine prospects, purchase or perform seismic studies for up to nine prospects, retain a landbroker and geophysicist for the prospects, pay for the drilling contracts and equipment and to pay for up to twelve months of general corporate expenses of the Company. These prospects are all undeveloped and have no assets, liabilities or operations. The allocation of the use of proceeds set forth in the above table is an estimate, and is subject to change. The Company reserves the right to change the use of the proceeds due to any of the following contingencies: (a) if any of the estimated costs come in significantly different; (b) if the Company is unable to acquire all of the required leases; (c) if the seismic results are significantly different from what the Company expects; and (d) if the drillers' schedules change dramatically. With the additional capital, the Company will be able to begin drilling and exploration of oil and gas wells in southeast Colorado.

The Company anticipates that the proceeds will be used as follows:

| | If 50% subscribed | If 100% subscribed |
|---|---|---|
| Lease Acquisition Costs | $ 72,000 | $ 149,000 |
| Seismic Studies and Analysis | $ 95,000 | $ 185,000 |
| Landman and Consulting Fees | $ 40,000 | $ 65,000 |
| Drilling | $ 825,000 | $ 1,980,000 |
| Working Capital | $ 368,000 | $ 521,000 |
| Offering Costs | $ 100,000 | $ 100,000 |
| Total | $ 1,500,000 | $ 3,000,000 |

## CAPITALIZATION

The following table sets forth the capitalization of the Company as of April 6, 2005, and as adjusted to give effect to the purchase of the Membership Interests as offered by the Company. The anticipated adjustments reflected in the table are based upon the Company's current estimates regarding the effects of the offering and such adjustments and estimates are subject to change.

| | April 6, 2005 | | |
|---|---|---|---|
| | Balance | Anticipated Adjustments | Balance, As Adjusted |
| Current assets: | | | |
| Cash | $ 0 | 2,900,000 | 2,900,000 |
| Fixed Assets | $ 0 | 0 | 0 |
| Current liabilities: | | | |
| Accrued expenses | $ 0 | 0 | 0 |
| Other current liabilities | 0 | 0 | 0 |
| Total current liabilities | 0 | 0 | 0 |
| Total long-term liabilities: | 0 | 0 | 0 |
| Total liabilities | 0 | 0 | 0 |
| Member's equity: | | | |
| | 0 | 2,900,000 | 2,900,000 |
| Net members' equity | 0 | 2,900,000 | 2,900,000 |
| Total capitalization | $ 0 | $ 2,900,000 | $ 2,900,000 |

## MARKET FOR INTEREST

Our Membership Interests are not publicly traded or listed on any exchange.

## BUSINESS

### Overview

Bayhorse Petroleum, LLC (the "Company"), was organized on April 6, 2005 and intends develop and produce oil and gas in the Rocky Mountain West.

The Company plans to initially concentrate its exploration efforts in southeast Colorado, a geographical area in which the Company's Managers have experience and an area which has produced oil and gas in the past. In the future, we plan to expand its operations into other Rocky Mountain basins as finances permit.

We will be engaged in the evaluation of existing oil and gas prospects through lease acquisitions, seismic evaluations and drilling operations to test geological concepts. This activity will be conducted in and around a geological province called the Las Animas Arch located in southeast Colorado. The Company plans to take advantage of available low-cost leases, shallow drilling depths, multiple pay zones, limited competition and potentially favorable economics for hydrocarbon discovery wells. We have identified 16 oil and gas prospects that have been generated over the last 5-6 years. It is the Managers' belief that these prospects may contain commercial oil and gas reserves. Each prospect has from three to fifteen potential development wells. These prospects are undeveloped and have no assets, liabilities or operations. Success in southeast Colorado will make it possible to expand the Company's exploration efforts into other oil and gas producing basins throughout the Rocky Mountains and adjacent Mid-Continent areas.

The Company will begin work on up to nine selected prospects out of the 16 generated with the intent to bring each of these to a drillable state. This will require seismic acquisition and evaluation, lease acquisitions, working with other oil companies where necessary and then arranging for a drilling contractor as well as obtaining drilling permits from the State of Colorado. If reliable seismic data condemns a prospect, it will be dropped from the list. Our initial plan is to drill an initial exploratory well on each of these nine prospects. If the initial well on a prospect is successful, we will then drill offset development wells as soon as it is prudent to do so. Factors contributing to the offset drilling include well performance, lease status and rig availability.

We cannot forecast what the ultimate revenues will be due to the nature of the oil and gas business and it is not likely that all exploratory wells will be successful, nevertheless, there is potential for significant gross revenues if multiple wells are successful. The final revenues will depend on a variety of business factors, namely: drilling success rate, oil and gas prices, joint partnership operations, net revenue interest on leases and productive capacity of wells.

The Company will rely on the experience of one of its Managers, Rod Vaughn, to interpret the geological data. Mr. Vaughn will draw upon his extensive past exploration experience in the Las Animas Arch geological province in making this interpretation. Mr. Vaughn will combine his interpretation and analysis with existing knowledge of existing oil and gas fields and the geologic history of southeast Colorado. Mr. Vaughn has extensive oil and gas experience but his system of analysis of the geological data is unproven.

Our offices are located at 2558 E. Portsmouth Avenue, Salt Lake City, Utah 84121-5627, and our telephone number is (801) 913-1640.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was recently formed on April 6, 2005. To date the Company has no operating history or financial history to report. We do not have any material assets. We do have accrued expenses of $86,507 related to the organization of the Company and this offering. We have not had any income and have no operations to discuss.

## MANAGEMENT

Executive Officers and Directors

Information with respect to the executive officers and directors of the Company is set forth below.

| Name | Age | Position |
|---|---|---|
| Rodney L. Vaughn | 57 | Manager/President & CEO/Director |
| Larry F. Manikowski | 57 | Manager/Vice President & CFO/COO/Secretary/Treasurer /Director |

Rodney L. Vaughn.

Mr. Vaughn has over 30 years experience in oil and gas business that includes experience with some of the most well-respected oil and gas companies in the United States. He has a Bachelor of Science from Fort Hays State University and a Master of Science in Geology from the University of Utah. He has published two geology papers in the American Association of Petroleum Geologists ("AAPG") Bulletin and has presented a verbal paper at a Sectional AAPG Convention. Mr. Vaughn has hands-on drilling experience in the prospect areas of southeast Colorado and is well-versed in subsurface and seismic exploration methods. He has also contributed to updating of simulation software used in training and research for uncontrolled well blowout prevention and control techniques. Mr. Vaughn's prior positions include: Getty Oil Company – Exploration and Development Geologist (Midland and Houston, TX) and Research Geologist at Getty Oil Geological and Engineering Research Laboratory (Houston, TX); Rainbow Resources-District Geologist (Denver, CO); Barrett Resources – Vice President of Geology (Denver, CO). Mr. Vaughn has spent the past 15 years as an independent petroleum geologist, as well as working on his own research into basin analysis and prospect generation. Mr. Vaughn is also experienced with geochemical exploration and remote sensing.

Larry F. Manikowski.

Mr. Manikowski's executive management and experience in finance and accounting in the cable, broadcast, high-tech engineering and manufacturing industries covers more than 30 years. He has experience in startups, company turnaround situations, cash flow management, restructuring and consolidation, budgeting, forecasting, management and controls, computer systems design and implementation, divisional controllership management and manufacturing systems. He was the CFO for Vela Research, the Emmy Award winning developer of MPEG-2 products for the Broadcast and Cable television industries. Mr. Manikowski was part of the team that founded FrontLine Communications, which later merged with Vela, a subsidiary of Home Shopping Network. Prior positions include Chief Financial Officer and co-founder of FrontLine Communications, Vice-President of Finance for StarNet Development Inc. (SDI) and Division Controller for Dynatech Video Group.

Mr. Manikowski holds a Bachelor of Science degree in Accounting & Finance from Northern Illinois University.

Security Ownership of Management

The following table shows the ownership of Membership Interests in the Company as of June 23, 2005, and after giving effect to the Closing of the offering contemplated hereby, assuming none of these persons purchase any Membership Interests in the offering, (i) beneficially owned by all persons known by the Company to be the holder of more than five percent (5%) of the Company's Membership Interest; (ii) the executive officers and current directors of the Company; (iii) all executive officers as a group, and; (iv) all executive officers and current directors of the Company as a group.

| | Before Closing Percent of Membership Interests | After Closing Percent of Membership Interests[1] |
|---|---|---|
| Rodney L. Vaughn | 41.78% | 25.07% |
| Larry F. Manikowski and Paula R. Manikowski, Trustees or Successor Trustees of the Manikowski Family Trust | 20.00% | 12.00% |
| Jeffrey W. Vaughn | 8.33% | 5.00% |
| All Executive Officers as a group (2 persons) | 61.78% | 37.07% |

Executive Compensation

Effective April 6, 2005, Rodney L. Vaughn and Larry F. Manikowski will each receive yearly salaries in the amount of $150,000 each to be paid semi-monthly. The monthly salary payments will be accrued until we have assets.

[1] Assumes purchase of all of the offered Membership Interests.

## DESCRIPTION OF SECURITIES

Membership Interests in a Utah limited liability company are being offered. These Membership Interests are profit-sharing interests and voting rights interests as a percentage of a total outstanding Membership Interests, and shall have no power or authority to direct, manage, control or otherwise participate in the business of the Company. Investors shall have no liquidation rights during the first 12 months, and afterwards investors may sell their Membership Interests in an arms-length transaction to existing owners, or a third party with management having a right of first refusal to match any offer.

### Reports to Investors

We will furnish information to the investors at our annual meetings as required by the Operating Agreement.

## INDEMNIFICATION OF MANAGERS

The Managers are accountable to the Company and the Members pursuant to the Utah Revised Limited Liability Company Act and the Operating Agreement.

The Managers do not, in any way, guarantee (a) the return of an investor's Capital Contributions (as defined in the Operating Agreement), (b) a profit from the operations of the Company, or (c) return of the principal amount payable (whether or not with interest) to an investor under a Note. In addition, no Managers and no Affiliate of the Managers will be liable to the Company or to any investor for any loss or damage sustained by the Company or any investor (or successor thereto), except to the extent, if any, that the loss or damage will have been the result of gross negligence, fraud, deceit, willful misconduct, or willful breach of the Operating Agreement by the Managers or by such Affiliate of the Managers.

The Operating Agreement does not restrict the Managers from engaging in other business ventures, including potentially competing businesses. The Managers have no obligation to the Company or to any Member to make other investment opportunities available to them.

In addition, the Company will indemnify the Managers and their Affiliates for any loss in connection with its activities (other than solely in its capacity as an Equity Owner, as defined in the Company's Operating Agreement, if applicable) in connection with the management or operations of the Company to the maximum extent permitted under the Utah Revised Limited Liability Company Act, except to the extent the claim for which indemnification is sought results from an act or omission for which the Managers or the Affiliates of such Managers may be held liable to the Company pursuant to the Operating Agreement. The Company will indemnify its employees and other agents who are not Managers to the fullest extent permitted by law. Expenses (including legal fees and expenses) incurred by the Managers or by one of their Affiliates in defending any claim, demand, action, suit, or proceeding will be paid by the Company in advance of the final disposition of such claim, demand, action, suit, or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Managers to repay such amount if it will ultimately be finally determined by a court of competent jurisdiction and not subject to appeal, that the Managers or such Affiliates are not entitled to be indemnified by the Company. A successful claim for such indemnification would deplete the Company's assets by the amount paid and may have a material adverse effect on the results of the Company's operations.

Insofar as indemnification for liabilities arising under the Securities Act or state securities laws may be permitted to the Managers pursuant to the provisions described above, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Securities Act and therefore may be unenforceable.

Members who have questions concerning the duties and rights of the Managers should consult with their own counsel.

## SUMMARY OF THE OPERATING AGREEMENT

*A summary of certain provisions of the Operating Agreement for the Company follows. This summary is not definitive and is qualified in its entirety by reference to the Operating Agreement. The Operating Agreement should be read carefully in its entirety.*

### General

The Operating Agreement provides for the investors' admission to the Company as Members and describes the Managers and their relationship to each other and the Company itself. The Managers will manage the Company.

### Purpose

The broad purpose of the Company shall be to acquire, own, hold, manage, operate, sell, convey, exchange or otherwise transfer leasehold, fee royalty and other oil and gas interests, and to conduct the business of exploring, developing, owning, operating, and/or disposing of oil and gas properties. The Company is further established to accomplish any lawful business which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

### Term

The Company commenced upon the filing of its Articles of Organization with the Utah Department of Commerce on April 6, 2005, and shall continue until April 1, 2055 or until it is dissolved by the consent of Members holding a majority of the Membership Interests. As provided by the Utah Revised Limited Liability Company Act, the death, retirement, resignation, bankruptcy, dissolution, liquidation or insolvency of a Member shall not dissolve the Company.

Management

The Managers of the Company will have exclusive and complete discretion in the management and control of the Company's business, and the Members will not have any power to participate in, manage or control the business and affairs of the Company other than consent and approval rights for certain decisions. Among other things, the Members holding a majority of the Membership Interests will have the right to approve the disposal of all or substantially all of the assets of the Company; whether the Company will be a party to a merger or conversion; whether the Company may lend money or guaranty any obligation or act as a surety; whether the Company may voluntarily file for bankruptcy; whether the Company may do anything inconsistent with its stated business purpose; and whether to dissolve the Company.

The Managers (to the extent permitted by applicable law and the Operating Agreement) will have the authority to execute for and on behalf of the Company any documents or instruments in connection with any transactions relating to the Company's business.

Manager's Compensation

The Managers will each be entitled to an initial annual salary of $150,000.

Powers of the Manager

Among many other powers, the Managers may: (i) cause the Company to borrow money, including without limitation, from the Managers or any Affiliates thereof, and secure the payment therefor by, among other things, a pledge or assignment of, or security interest in all or any part of the assets then owned or thereafter acquired by the Company; (ii) purchase liability and other insurance to protect the Company's assets and its Business; (iii) invest the Company's funds; (iv) employ professionals; and (v) do and perform all other acts as may be necessary or appropriate to the conduct of the Company's Business.

Allocations and Distributions

The Company's Profits and Losses will generally be allocated 40% to the Members who contribute cash in exchange for their Membership Interests (the "Class A Equity Owners") and 60% to the other Members (the "Class B Equity Owners"). Because the Class B Equity Owners will not have contributed cash or other property in exchange for their Membership Interests, however, Company Losses in excess of cumulative Company Profits for prior Calendar Years will be allocated 100% to the Class A Members until the Class A Members' Capital Accounts equal zero, after which Losses will be allocated 40% to the Class A Equity Owners and 60% to the Class B Equity Owners. Profits will be allocated to reverse the effects of these Loss allocations.

The Distributable Cash of the Company will be Distributed first to the Class A

Equity Owners until they have received Distributions equal to the amount of their investment in the Company. Thereafter and assuming all of the Membership Interests are sold, Distributable Cash will be Distributed 40% to the Class A Equity Owners and 60% to the Class B Equity Owners, proportionately within each class. Distributions will be made when determined by the Managers but not less frequently than quarterly. Distributions in excess of a Member's basis (after allocations of income or gain for the year) are obligated to be returned to the Company, but shall be redistributed to the Member at such Member's option or when the distribution will not exceed such Member's basis in its Membership Interest in the Company.

Transfer of Interests

Except as provided in the Operating Agreement, no Member may transfer all or any part of its Membership Interest.

Without limiting the generality of the foregoing, the effectiveness of any transfer by a Member may be conditioned, in the discretion of the Managers, upon receipt by the Company of such instruments of transfer, assignment and assumption and such other certificates, representations and documents and the performance of such other acts necessary or desirable to accomplish the following: (i) constitute the successor-in-interest as an Economic Interest Owner or a Member; (ii) confirm that the successor-in-interest is either an Economic Interest Owner or Member; (iii) confirm that the successor-in-interest has accepted, assumed and agreed to be subject to and bound by the Operating Agreement; (iv) preserve the Company under the laws of the jurisdictions in which the Company is qualified, organized or does Business; (v) assure that the transfer does not "terminate" the Company for federal income tax purposes; (vi) maintain the status of the Company as a partnership for federal tax purposes; and (vii) assure compliance with any applicable state and federal laws, including securities laws and regulations.

Except as provided in the Operating Agreement, no transferee of all or any part of a Member's Membership Interest shall become a substitute Member without the prior written consent of Members holding a majority of the Units, which consent may be granted or withheld in the sole discretion of such Members. A transferee who does not become a substitute Member will have only the right to receive the transferor's share of distributions and allocations pursuant to the Operating Agreement.

Amendments

The Operating Agreement may be amended by a favorable vote of Members holding two-thirds of the Membership Interests. The amendment shall be valid and binding on Members despite not voting for the amendment so long as the amendment would not have a Material Adverse Effect on those nonconsenting Members ("Affected Members"). For purposes of amendments, a "Material Adverse Affect" is any material modification of the relative rights to distributions of the Affected Members if and only if such modification has a disproportionate effect on the distributions of the Affected Members. Notwithstanding the foregoing, no increase or decrease of the number of outstanding Units that affects all Members in the same way shall be considered a Material Adverse Affect.

In addition, amendments may be made to the Operating Agreement by the Managers, without the consent of any Members, (i) to cure any ambiguity, or to correct or supplement any provision in the Operating Agreement which may be inconsistent with any other provision therein; (ii) to delete or add any provision of the Operating Agreement required to be so deleted or added by a state "Blue Sky" commissioner or similar official, which addition or deletion is deemed by such commission, agency or official to be for the benefit or protection of the Members; and (iii) to revise the Operating Agreement as necessary to comply or conform with any revisions in applicable laws governing the Company.

Books of Account and Reporting Requirements

The Company will be required to maintain complete books of account on the accrual method of accounting. The Company's books of account will be available for inspection by any Member or its representative.

The fiscal year of the Company for tax and financial purposes shall be the calendar year, unless a different fiscal year is required by the Code. The Company shall provide to each Member copies of the Company's tax returns, or pertinent information therefrom, within a reasonable amount of time after the end of the fiscal year.

Tax and Accounting Matters

Larry Manikowski shall serve as the Tax Matters Partner of the Company, and all expenses incurred by Larry Manikowski in connection therewith shall be deemed Company expenses.

Withdrawal

No Member shall have the right to receive the fair value of its interest in the Company upon withdrawal from the Company. Upon withdrawal from the Company, a Member shall become an Economic Interest Owner.

Power of Attorney

Each Member will grant to the Managers a power of attorney to execute documents deemed by the Managers to be necessary or convenient to complete any authorized amendment to the Operating Agreement, transfers of Membership Interests, or reorganizations or dissolutions of the Company, to the carrying on of the Company's Business or as required in connection with the qualification and continuance of the Company.

FEDERAL INCOME TAX CONSIDERATIONS

**NEITHER THE FOLLOWING DISCUSSION NOR THE ABOVE DISCUSSION OF THE "FEDERAL INCOME TAX RISKS" WERE INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER. THEY WERE WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF AN INVESTMENT IN MEMBERSHIP INTERESTS IN THE COMPANY. EACH PROSPECTIVE MEMBER SHOULD SEEK ADVICE BASED ON THE MEMBER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

THE COMPANY, THE MANAGERS AND THEIR AFFILIATES, AND COUNSEL OR OTHER PROFESSIONAL ADVISORS ENGAGED BY ANY OF THEM SHOULD NOT BE VIEWED AS PROVIDING ANY GUARANTEE IF FOR ANY REASON IT SHOULD BE DETERMINED THAT ANY TAX CONSEQUENCES CONTEMPLATED TO BE AFFORDED TO THE MEMBERS AS A RESULT OF THE PROPOSED INVESTMENT ARE NOT AVAILABLE IN WHOLE OR IN PART. PROSPECTIVE MEMBERS MUST LOOK SOLELY TO AND RELY UPON THEIR OWN ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE MEMBERSHIP INTERESTS.

The following discussion is a general summary only of the United States federal income and various other tax considerations of the Company and the tax effects on the Members. It is impractical to comment on all the tax consequences of an investment in the Company or the Company's contemplated operations. The consequences may vary depending on a Member's particular circumstances. The discussion is directed primarily to individuals who are citizens or residents of the United States. Persons who are not individual U.S. citizens or residents, such as non-U.S. residents, partnerships, corporations, trusts, or estates, may have federal income tax consequences substantially different from those discussed below. A particular Member may be subject to various facts and circumstances that are applicable only to him or her and that may give rise to additional considerations. The following discussion generally does not address any of those additional considerations. In addition, an investment in Membership Interests may have state and local and Native American tribal tax consequences to a particular Member that are not discussed below. Accordingly, each potential Member is urged to consult with his or her tax advisor before purchasing Membership Interests, with specific reference to the effect of his or her particular facts and circumstances on the matters discussed in this Memorandum.

The tax considerations and opinions of Counsel discussed herein are based on existing provisions of the Internal Revenue Code (the "Code"), existing Treasury Regulations (final, temporary, and proposed), published interpretations of the Code and such regulations by the Internal Revenue Service (the "IRS"), and existing court decisions, any of which could be changed or become inapplicable at any time. Any new legislation, judicial decisions, regulations, or other pronouncements may apply retroactively to transactions prior to the date of such changes and could significantly modify the statements made and tax considerations discussed in this Memorandum.

A portion of the following discussion focuses on the characterization of income or losses under various rules as ordinary income or loss or capital gain or loss. At the present time, the marginal rate of federal income tax applicable to long-term capital gains may be significantly more favorable for an individual taxpayer, depending upon income level, than the rate on ordinary income. Corporations, on the other hand, are taxable at the same rate on ordinary income and capital gains.

**Opinion of Counsel**

Holland & Hart, LLP, Counsel to the Company, anticipates rendering an opinion that addresses the material federal income tax consequences of an investment in Membership Interests from the perspective of an individual investor who is a U.S. citizen or resident. The opinion of Counsel would state the following conclusions, as of the time of the initial Closing of the Offering:

- The Company will be classified as a partnership for federal income tax purposes.
- The Company will not be classified as an association taxable as a corporation pursuant to the "publicly traded partnership" rules of Section 7704 of the Code.
- Except as noted below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be respected for federal income tax purposes.
- The Company will not be treated as a "publicly traded partnership" for purposes of the application of the passive activity loss limitations of Section 469 of the Code.

For the reasons hereinafter described, Counsel is unable to render an opinion with respect to the following specific federal income tax issues:

- The classification of any future projects in which the Company invests. (See "—Partnership Taxation – Partnership Classification.")
- The validity of any special allocation of an item that is dependent on a Member's basis in an oil and gas property. (See "—Partnership Taxation – Allocations.")
- The amount, if any, of the organization and offering expenses that will be deductible or amortizable. (See "—Partnership Taxation – Administrative Costs.")
- The amount, if any, of the administrative costs that will be deductible or amortizable. (See "—Partnership Taxation – Administrative Costs.")

- The deductibility in a given year of any intangible drilling costs incurred in a year prior to the drilling of the wells to which the costs relate. (See "—Special Features of Oil and Gas Taxation – Intangible Drilling Costs.")
- The availability or extent of percentage depletion deductions to the Members. (See "—Special Features of Oil and Gas Taxation – Depletion.")
- The availability or extent of qualified domestic production deductions to the Members. (See "—Special Features of Oil and Gas Taxation – Qualified Domestic Production Deduction.")
- The deductibility of any interest expense by an Member. (See "—Special Features of Oil and Gas Taxation – Limitations on Interest Deductions.")

Although Counsel is unable to render an opinion as to the issues described above, the discussion of federal income tax consequences set forth in this Memorandum under the headings "Risk Factors – Federal Income Tax Risks" and "Federal Income Tax Considerations" has been reviewed by Counsel and, to the extent the discussion involves matters of law, Counsel is expected to opine that the discussion is accurate in all material respects under the Code, regulations promulgated or proposed thereunder, and the interpretations thereof by the IRS and the courts having jurisdiction over such matters, as of the Closing, and addresses fairly the principal aspects of each material federal income tax issue relating to an investment in interests by an individual citizen or resident of the United States. Finally, in light of the various opinions and assumptions described above, but subject to the qualifications and limitations placed thereon, Counsel is expected to opine that the material federal income tax benefits of an investment in Membership Interests will in the aggregate more likely than not be realized in substantial part by a Member who is a citizen or resident of the United States, provided that the Member either is not subject to the passive activity loss limitations of Section 469 of the Code or has sufficient passive income against which he can deduct his or her share of any partnership deductions and losses. For a discussion of the timing of the realization of such tax benefits, see "—Special Features of Oil and Gas Taxation – Basis and At Risk Limitations."

The opinion of Counsel will be based on the facts described in this Memorandum and on representations made by the Managers and described in the following discussion. Any alterations of the facts or representations may adversely affect the opinion rendered. An opinion of Counsel is not binding on the IRS. No rulings will be requested from the IRS with respect to the tax consequences of ownership of interests in the Company, and no assurance can be given that the opinion expressed by Counsel as described herein would, if challenged, be sustained by a court, or that legislation, judicial decision or administrative interpretation may not significantly modify the conclusions expressed in such opinions. Counsel has not and will not express an opinion with respect to the amount of allowable deductions or losses that may be generated by the Company, the actual amount of a Member's share of allowable deductions or losses from the activities of the Company, the amount, if any, of taxable income that may be generated by the Company or the relationship between any such taxable income and any distributions that may be made by the Company.

EACH PROSPECTIVE MEMBER IS ADVISED TO CONSULT WITH HIS OR HER TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE COMPANY.

**Partnership Taxation**

General. A partnership is not a taxable entity under the federal income tax laws. Instead, each partner reports on his or her federal income tax return for the taxable year in which the partnership's taxable year ends his or her distributive share of the income, gains, losses, deductions, and credits of the partnership, irrespective of any actual cash distributions made to the partner during his or her taxable year. For example, a partner will be required to report his or her share of partnership income as determined under the partnership's method of accounting, notwithstanding that the revenues resulting in the income are retained in whole or part by the partnership for payment of partnership expenses or debt service or as working capital. A Member's share of any partnership losses in a taxable year may be applied against his or her income from other sources only to the extent of the tax basis of his or her interest in the partnership and to the extent permitted under the "passive activity" and "at risk" limitations. See "—Special Features of Oil and Gas Taxation – Passive Activity Loss Limitations" and "– Special Features of Oil and Gas Taxation – Basis and At Risk Limitations."

Partnership Classification. In order for the anticipated tax consequences of an investment in Membership Interests to materialize, the Company must be classified as a partnership for federal income tax purposes and not as an association or "publicly traded partnership" taxable as a corporation. Any references in the following discussion to partnerships relate only to organizations treated as partnerships for federal income tax purposes.

Treasury Regulations under Section 7701 of the Code provide that a domestic business entity other than a "corporation" or "publicly traded partnership" may elect to be treated as a partnership or an association (taxable as a corporation) for federal income tax purposes. Treasury Regulation Section 301.7701-2 defines "corporations" to include corporations denominated as such under applicable law, associations, joint stock companies, insurance companies and other entities distinguishable from the Company. Under a default rule in the Treasury Regulations, a limited liability company with more than one interest holder, such as the Company, will be classified as a partnership for federal income tax purposes unless it affirmatively elects to be treated as an association taxable as a corporation. The Company will not elect to be treated as an association taxable as a corporation for federal income tax purposes. The classification of any project in which the Company invests in the future as partnerships for federal income tax purposes cannot be determined at this time because that classification depends on agreements and actions to be entered into in the future. Thus, Counsel cannot opine on the classification of those future prospects.

Based on certain representations made to it by the Managers, Counsel is expected to opine that, as of Closing, the Company will be treated as a partnership for federal income tax purposes. This opinion will be based on the following representations made by the Managers:

- Company will be organized and operated in accordance with all applicable state statutes and the Operating Agreement.
- The Company will have more than one interest holder.
- The Company will not elect to be treated as an association or a corporation under Section 7701 of the Treasury Regulations.

No assurance can be given that the Company will not lose its partnership status as a result of future changes in the law or other facts upon which the opinion of Counsel will be based.

The classification of the Company as an association taxable as a corporation for federal income tax purposes would have a material adverse effect on the Members. If the Company were determined to be taxable as a corporation, its income, deductions, and credits would be reported by the Company and not by its Members, the Company would be taxed directly on any net income, and distributions to its Members would be treated as taxable dividends to the extent of the Company's current and accumulated earnings and profits. Thus, any tax benefits anticipated from an investment in the Company would be adversely affected or eliminated if the Company were treated as a corporation.

Section 7704 of the Code treats certain "publicly traded partnerships" as corporations for federal income tax purposes. Section 7704 defines a publicly traded partnership as a partnership in which the partnership interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The rule taxing publicly traded partnerships as corporations, however, is specifically inapplicable to a partnership for any year if at least 90% of the partnership gross income for such year and all preceding years consists of, among other things, interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas and gains from the sale of assets used to generate that income. Counsel to the Company is expected to opine that the Company will not be taxable as a corporation under the "publicly traded partnership" rules of Section 7704 of the Code. This opinion will be based on the following representations made by the Managers:

- At least 90% of the Company's gross income in each taxable year will consist of interest or income from the exploration, development, production, processing, refining, transportation, or marketing of oil and gas or gains from the sale of assets used to generate that income.
- The Managers do not plan to list Membership Interests with, or trade Membership Interests on, an established securities exchange or to make a secondary market in Membership Interests.

- The Managers are not aware of any current public or secondary market, or substantial equivalent of such a market, for Membership Interests and do not anticipate that any such market will develop.
- The Managers will enforce the restriction on transfers in the Operating Agreement to prevent the Company from qualifying as a "publicly traded partnership."

This opinion is not binding on the IRS, and there can be no assurance that the IRS will not assert that the Company is a "publicly traded partnership" subject to treatment as a corporation under Section 7704 of the Code.

THE FOLLOWING DISCUSSION IS PREDICATED ON THE ASSUMPTION THAT THE COMPANY WILL BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES AND WILL NOT BE CLASSIFIED AS A "PUBLICLY TRADED PARTNERSHIP."

Taxation of Partners. For each taxable year, each Member will be required to report on his or her individual federal income tax return his or her share of Company income, gain, loss, deduction, and credit for the taxable year. Each Member is required to take his or her share into account in computing his or her federal income tax liability regardless of whether he or she has received or will receive any cash distributions from the Company. Therefore, each Member may be required to report and pay tax on income that the Company has earned but not distributed to him or her. This may occur, for example, if the Company uses revenues to repay Company borrowings or make nondeductible expenditures.

A distribution of cash to a Member is generally not taxable to the Member unless the amount of the distribution exceeds the Member's basis in his or her Membership Interest. Any such excess should generally be taxable as capital gain, assuming the Membership Interest is held as a capital asset. If, however, any portion of the distribution is considered to be in exchange for the Member's interest in ordinary income items, including potential recapture of intangible drilling cost, depletion, and depreciation deductions, that portion will be taxed as ordinary income even if the amount of the distribution did not exceed the Member's tax basis in his or her Membership Interest. In addition, a Member could recognize income if cash distributions cause his or her at-risk amount to be reduced below zero. See "Federal Income Tax Considerations – Special Features of Oil & Gas Taxation – Basis and At Risk Limitations."

The Company will use the calendar year and the accrual method of accounting for federal income tax purposes. The IRS, however, could require the Company to treat particular items of income, gain, loss, or deduction under a different method of accounting if it determines that the use of the accrual method with respect to that item does not clearly reflect income. A change in the method of accounting could defer deductions or accelerate income.

Allocations. Under the Operating Agreement, all items of Company income, gain, loss, deduction, and credit are generally allocated in a manner that will achieve capital account balances that allow for the cash distributions described in this Memorandum.

The Company will maintain a capital account for each Member, which will be credited (increased) by his or her contributions to the Company and all items of income and gain allocated to the Member. The capital account will be debited (reduced) by all distributions and all deductions and losses allocated to the Member. On the Company's dissolution and liquidation, each Member will be entitled, after payment or provision for debts and liabilities and adjustment of the Members' capital accounts for any unrealized gain or loss in properties to be distributed in kind, to receive assets equal in value to his or her respective positive capital account balance, if any, as so adjusted.

Members are not obligated to restore deficit capital account balances following the liquidation of their respective interests in the Company. Instead, the Operating Agreement provides for modifications in the allocations described above, if necessary, to prevent or eliminate any deficit capital account balance for any Member, taking into account reasonably expected deductions and distributions in subsequent years.

Company allocations of income, gain, loss, deduction, and credit among Members are generally governed by Section 704(b) of the Code. Section 704(b) provides that partnership allocations will be recognized for federal income tax purposes if they either have "substantial economic effect" or are made, or deemed made, in accordance with the Members' respective interests in the Company, determined by taking into account all relevant facts and circumstances. An allocation of an item that does not have substantial economic effect will be reallocated among the Members in accordance with their interests in the Company. Treasury Regulations Section 1.704-1(b) indicates that allocations will have economic effect if, throughout the term of the partnership (a) they are reflected in the partners' capital accounts, (b) the capital accounts are respected on liquidation of the partnership, and (c) a partner with a deficit in his or her capital account after the distribution of liquidation proceeds is required to restore the amount of the deficit to the partnership. If requirements (a) and (b) are satisfied but requirement (c) is not, an allocation may nevertheless be considered to have economic effect if the allocation does not cause or increase a deficit in the recipient partner's capital account balance, determined after taking into account certain reasonably anticipated deductions and distributions, and the partnership agreement contains a "qualified income offset," which provides that a partner who unexpectedly receives an adjustment, allocation or distribution that causes or increases a deficit balance will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance as quickly as possible.

Because:

- the allocations of items of income, gain, loss, and deduction under the Operating Agreement will be reflected in the Members' capital accounts,
- the capital accounts will be recognized upon liquidation of the Company, and
- the Operating Agreement contains a "qualified income offset" provision,

The allocations in the Operating Agreement will likely have economic effect under Section 704(b).

The economic effect of an allocation will be "substantial" if there is a reasonable possibility that the allocation will substantially affect the dollar amounts to be received by the Members from the Company, independent of tax consequences. Although the determination of whether economic effect is "substantial" is a question of fact that may depend in part on the timing of income and deductions and on consideration of the Members' nonpartnership tax attributes, under present facts and circumstances, and except as noted below, the economic effect of the allocations under the Operating Agreement will likely be considered to be substantial under Section 704(b) and regulations promulgated thereunder.

Counsel to the Company is expected to opine that, except as discussed in the previous paragraph and below, the allocation of income, gains, losses, and deductions among the Members under the Operating Agreement will more likely than not be recognized for federal income tax purposes.
Elections and Returns. The Company will be subject to the partnership provisions of the Code and to similar provisions of any applicable state income tax laws. The Company will adopt the accrual method of accounting and calendar year as its taxable year for income tax purposes. By April 1 of each year, each Member will receive a report showing such information as may be deemed necessary to enable each Member to prepare and file his or her federal income tax return and any required state income tax return.

While no federal income tax is required to be paid by an organization classified as a partnership for federal income tax purposes, the Company must file federal income tax information returns, which are subject to audit by the IRS. Any such audit may lead to adjustments, in which event the Members may be required to file amended personal federal income tax returns. Any such audit also may lead to an audit of a Member's individual tax return and adjustments to items unrelated to an investment in Membership Interests.

Determinations of Company Items at Company Level. For purposes of reporting, audit, and assessment of additional federal income tax, the tax treatment of "Company items" is determined at the Company level. Each Member must report these items on his or her individual tax return consistently with the

Company determination. The IRS cannot generally make adjustments to Company items of an individual Member without first conducting an administrative proceeding at the Company level as to the correctness of the Company's treatment of the item. An individual Member may not file suit for a credit or refund arising out of a Company item without first filing a request for an administrative proceeding by the IRS at the Company level. Individual Members are entitled to notice of these administrative proceedings and decisions made at the proceedings, except in the case of members with less than a 1% profits interest in a company having more than 100 members. If a group of members having an aggregate profits interest of 5% or more in such a company so requests, however, the IRS must also mail notices to a member appointed by that group to receive notice. All Members, whether or not entitled to notice, are entitled to participate in the administrative proceedings at the Company level. All Members in the Company, including those not entitled to notice, may be bound by a settlement reached by the Company's "tax matters partner," who will be Larry Manikowski. If a proposed tax deficiency is contested in any court by any Member or by the tax matters partner, all Members in the Company may be deemed parties to that litigation and bound by the result reached therein.

Administrative Costs. The Managers generally intend to take the position that administrative costs reimbursed to the Managers and the management fee are deductible in the year of payment. To the extent that an administrative cost is determined to constitute an organization, syndication, or other nondeductible cost, it will not give rise to a deduction in the year of payment but will instead be deductible (if at all) only over some period of time. This will be the case with respect to syndication expenses, placement fees, and due diligence fees. The determination of the portion (if any) of the administrative cost that is deductible and the timing of any such deduction are factual issues. Therefore, Counsel to the Company is unable to render an opinion as to the amount, if any, of the administrative cost reimbursement that will be deductible or amortizable.

**Special Features of Oil and Gas Taxation**

Following is a summary of some of the principal features of United States federal income taxation of oil and gas operations that may apply to the Company and the operations on the Company's oil and gas properties.

Lease Acquisition Costs. The cost of acquiring oil and gas leasehold or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. See "—Special Features of Oil and Gas Taxation – Depletion" below. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. See "—Special Features of Oil and Gas Taxation – Depreciation" below.

Geophysical Costs. The cost of geophysical exploration must be capitalized as a lease acquisition cost if a property is (or may be) acquired or retained on the basis of data from the exploration. Otherwise, the costs may generally be deducted as ordinary expenses.

Operating and Administrative Costs. Amounts paid for operating a producing well are generally deductible as ordinary business expenses. Administrative costs, saltwater disposal fees, and other specific expenditures should be deductible to the extent they constitute ordinary and necessary business expenses that are reasonable in amount and to the extent they do not produce significant benefits that extend beyond the year incurred.

Intangible Drilling Costs. Except as provided below, owners of working interests in oil and gas properties may elect to deduct intangible drilling costs that they incur, such as expenditures for drilling, labor, wages, hauling, fuel, supplies, and other costs incident to and necessary for the drilling and preparation of wells for production. The Company intends to elect to deduct all intangible drilling costs. Assuming proper elections, each Member will be entitled to deduct his or her distributive share of the intangible drilling costs incurred by or allocable to the Company, subject to the basis, at risk and passive activity loss limitations discussed below. See "—Special Features of Oil and Gas Taxation – Basis and At Risk Limitations" and "—Special Features of Oil and Gas Taxation – Passive Activity Loss Limitations." Any intangible drilling costs allocable to the Company and incurred before the Company's formation are not deductible by the Members even if paid by the Company. These costs must be capitalized as lease acquisition costs. See "—Special Features of Oil and Gas Taxation – Lease Acquisition Costs."

Only that portion of the intangible drilling costs attributable to the Company's smallest working interest in each well through "capital payout" may be deducted. Capital payout occurs when the gross income attributable to the operating mineral interest in the initial wells to be drilled on the Company's oil and gas properties, after deducting applicable royalties, overriding royalties, production payments, shut-in payments, rentals, other similar burdens and taxes (except income taxes), equals the sum of (i) all leasehold acquisition costs, (ii) 100% of the cost and expense incurred in drilling, testing, completing, equipping, and operating (inclusive of workover or recompletion costs) the well, and (iii) other expenses directly attributable to that prospect. Intangible drilling costs, along with tangible equipment costs, allocable to working interests held by others in the wells must be capitalized as the cost of acquiring the working interest. As an example, if the Company owns a 10% working interest in one of the wells, and if the well is operated under a joint operating agreement that has elected not to be treated as a partnership for federal income tax purposes, the Company may deduct only 10% of the total costs incurred by all working interest owners for that well. Any costs of that well paid by the Company above that threshold must be capitalized.

Some capital contributions to the Company may be expended in one year for services to be performed in the next year. The Company may deduct those expenses in the year incurred only if "economic performance" occurs in the year of payment or, subject to limitations, within 90 days after the close of the year, and all other requirements for deductions by accrual basis taxpayers are met. In the case of the drilling of an oil and gas well by an entity such as the Company, "economic performance" is generally deemed to occur when the well is spudded (*i.e.*, boring is commenced). Even if all these requirements are met, Members will be entitled to deduct their share of any such prepayments only to the extent of the "cash basis" of their interests, determined without regard to any liability of the Company or any amount borrowed by a Member with respect to the Company. If any of these requirements are not satisfied in the year the expense is incurred, deductions attributable to the expense would be deferred to the subsequent year in which the contract to which the expense relates is performed and subject to the tax law in effect at that time. The deductibility of any intangible drilling costs by the Company in the year incurred is an inherently factual determination predicated largely on future events. Accordingly, Counsel to the Company is unable to express an opinion as to the deductibility in a given year of any intangible drilling costs paid or incurred in a year prior to the performance of the drilling activities to which the costs relate. If Members are admitted to the Company late in a calendar year and the Company expends a substantial portion of its capital or contracts for required prepayments in that year that do not meet the requirements discussed above, a significant portion of any material tax benefits associated with an investment in the Company that would otherwise be realized in the year of admission would be deferred to a subsequent year or years and subject to the tax law in effect at such time. Allocations of intangible drilling costs to a Member admitted to the Company late in the calendar year will be made in accordance with conventions allowable under applicable law.

Subject to the limitations discussed above, a Member who qualifies as an "independent producer" will be entitled to deduct his full share of domestic intangible drilling costs for federal income tax purposes. (See "—Special Features of Oil and Gas Taxation – Depletion.") A Member who does not qualify as an "independent producer" may currently deduct 70% of the intangible drilling costs and may amortize the remaining 30% of such costs over a period of 60 months, except that all costs of dry holes may be deducted in the year the drilling is completed.

Previously deducted intangible drilling costs will be recaptured as ordinary income upon the disposition by the Company of property to which the deductions relate (to the extent of the gain recognized) or upon the disposition by a Member of his or her interests. See "—Special Features of Oil and Gas Taxation – Sale of Gas Property" and "– Special Features of Oil and Gas Taxation – Sale of Interests."

Depreciation. The cost of equipment such as casing, tubing, tanks, pumping units, and other similar property may not be deducted currently. Such costs must be capitalized and recovered through depreciation. The depreciation deduction for most equipment used in domestic oil and gas exploration and production is calculated using an accelerated recovery method and a seven-year recovery period. Each Member will be entitled to his or her distributive share of the Company's depreciation deductions, subject to the general restrictions discussed in this Memorandum.

Depletion. The owner of an economic interest in an oil and gas property is entitled to the greater of percentage depletion or cost depletion with respect to oil and gas properties that qualify for these depletion methods. In the case of partnerships, the depletion allowance must be computed separately by each partner and not by the partnership. Notwithstanding this requirement, the Company will compute a "simulated depletion allowance" solely for the purposes of maintaining capital accounts.

Cost depletion for any year is determined by multiplying the number of units (*e.g.*, barrels of oil) sold during the year by a fraction, the numerator of which is the cost of the mineral interest and the denominator of which is the estimated recoverable units of reserve. In no event may the cost depletion exceed the adjusted basis of the property to which it relates.

Except as discussed below, a Member may use the percentage depletion method to compute depletion deductions with respect to each of the Company's oil and gas properties. Members must compute their own depletion allowance and maintain records of the adjusted basis of property for depletion and other purposes. While the Company will furnish the Members with information relating to this computation, these requirements may impose an administrative burden on a Member.

Percentage depletion is calculated by the owner of an economic interest in an oil or gas property, or a partner in a partnership (such as the Company) that holds such an economic interest, as an amount equal to 15% (and in the case of marginal production an additional 1%, subject to a maximum increase of 10%, for each whole dollar by which $20 exceeds the average domestic wellhead price for crude oil for the immediately preceding fiscal year) of his or her gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the owner, or partner, from the property for each taxable year, computed without the depletion allowance. This 100% of taxable income limitation does not apply with respect to marginal production through 2005. See also "—General Tax Provisions – Alternative Minimum Tax."

Percentage depletion is generally available only with respect to domestic oil and gas production of certain "independent producers," which, in general, are persons not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery (*i.e.*, the Member's average daily production is less than 50,000 barrels of oil production per day). An independent producer may deduct percentage depletion only to the extent his or her average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of the taxpayer's total taxable income for the year computed without regard to depletion on production allowable to independent producers or to any net operating loss or capital loss carryback to the taxable year. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for that year plus the deduction carryover does not exceed 65% of the taxpayer's total taxable income for the year. The carryover period resulting from the 65% net income limitation is indefinite. Depletion deductions reduce the Member's adjusted basis in the property. Unlike cost depletion, however, deductions computed under the percentage depletion method are not limited to the adjusted basis of the property or the Member's basis in his or her interest in the Company; the percentage depletion amount continues to be allowable as a deduction after the adjusted basis has been reduced to zero.

All or a portion of any gain recognized on the disposition of a depletable property or of Membership Interests may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. See "—Special Features of Oil and Gas Taxation – Sale of Property" and "—Special Features of Oil and Gas Taxation – Sale of Interests."

Because depletion will be computed separately by each Member and not at the Company level, no assurance can be given, and Counsel to the Company is unable to express an opinion, as to the availability or extent of percentage depletion deductions to the Member.

Each Member should consult with his or her personal tax advisor to determine whether percentage depletion would be available.

Qualified Domestic Production Deduction. A partner in a partnership may take a deduction with respect to "qualified production activities income" of the partnership. This deduction is equal to a percentage of the lesser of the qualified production activities income of the partner or, in the case of an individual, the partner's adjusted gross income. The applicable percentage is 3% for 2005 and 2006, 6% for 2007 through 2009, and 9% thereafter. The deduction is limited to 50% of W-2 wages. For purposes of calculating a Member's W-2 wages, the Member includes his or her allocable share of the Company's W-2 wages and the Member's W-2 wages from other sources allocated or attributable to his or her other qualified production activities.

Qualified production activities income equals the excess, if any, of the taxpayer's domestic production gross receipts over the deductions, expenses or losses (including cost of goods sold) allocable to the receipts and a ratable portion of the deductions, expenses and losses not allocable to the receipts or another class of income. Domestic production gross receipts include receipts derived from any sale, exchange or other disposition of tangible personal property extracted by the taxpayer in whole or in significant part within the United States. If the Company extracts oil and gas within the United States, the receipts from the sale of that oil and gas should constitute domestic production gross receipts. Each Member will be allocated a portion of these domestic production gross receipts and all allocable and non-allocable deductions, expenses and losses and may be entitled to utilize this deduction. Each Member should consult with his or her personal tax advisor to determine whether the qualified domestic production deduction would be available to him or her.

Because the qualified domestic production deduction will be computed separately by each Member and not at the Company level, no assurance can be given, and Counsel to the Company is unable to express any opinion, as to the availability or extent of these deductions to Members.

Passive Activity Loss Limitations. Generally, a taxpayer can deduct losses from "passive activities" only against income from passive activities and can utilize passive activity tax credits only to offset the tax attributable to passive activity income. A taxpayer cannot use passive activity losses to offset personal earnings, active business income, or investment or portfolio income, such as interest, dividends, royalties, or gains from the sale of assets that generate investment or portfolio income, and cannot reduce his or her tax liability attributable to those items with passive activity credits.

A passive activity is generally defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate. Because the Company's Managers will have exclusive and complete discretion in the management and control of the Company's business, and the Members will not have any power to participate in, manage or control the business and affairs of the Company other than consent and approval rights for certain decisions, the Members should not be considered as materially participating in the Company's activity. The Members' distributive shares of the Company's losses and deductions should therefore be subject to the passive activity loss limitations. Consequently, a Member's share of losses and deductions from the Company may be deducted only to the extent of his or her share of income from the Company and any income from other passive activities. Passive activity losses that may not be utilized because of the passive activity loss limitations may be carried forward to offset passive activity income in subsequent years.

Interest income, including interest from any production payments treated as loans for federal income tax purposes and interest from the investment of the Company's working capital, and royalty income are treated as portfolio income under the passive activity rules and are not considered to be income from a passive activity. The Treasury Department, moreover, has the authority to prescribe regulations "requiring net income or gain from a limited partnership or other passive activity to be treated as not from a passive activity." Although no such regulations have been issued to date, no assurance can be given that subsequent regulations will not retroactively characterize various items of Company income as non-passive.

When a partnership disposes of an activity, the partners can deduct their suspended passive activity losses attributable to that activity. Although unclear, each oil or gas property may constitute a separate activity for purposes of the passive activity rules. Assuming that each oil or gas property is a separate activity, whenever the Company sells its entire interest in an oil or gas property to an unrelated party or abandons it, each Member will then be able to deduct any suspended passive activity losses attributable to that property. If the Company disposes of only part of its interest in a property, however,

Members will be able to offset only their suspended passive activity losses attributable to that property against the gain on the disposition. Any remaining suspended passive activity losses will remain suspended. Notwithstanding whether an oil and gas property is a separate activity, when a Member sells all of his or her interest in the Company, he or she will be able to deduct all of his or her suspended passive activity losses attributable to the Company.

The passive activity rules do not apply to corporations, other than S corporations, personal service corporations, and closely held C corporations. A closely held C corporation is a corporation in which not more than five individuals own, directly or indirectly, more than 50% of the value of the outstanding stock during the last half of the year. An additional exception from the passive activity rules applies to closely held C corporations that are not personal service corporations. Such closely held C corporations may deduct passive activity losses against all their income except portfolio income.
A special provision of the passive activity rules applies to publicly traded partnerships. If this special provision were to apply to the Company, additional limitations would apply, the most significant of which is that a Member could deduct his or her share of losses and deductions from the Company only against his or her share of passive activity income from the Company. The definition of "publicly traded partnership" for purposes of this special provision is the same as the definition of "publicly traded partnership" in Section 7704 of the Code, except that this special provision does not include the 90% gross income exception. See "—Partnership Taxation – Partnership Classification." Based on representations of the Managers concerning the anticipated lack of public trading or public markets for the interests, Counsel to the Company is expected to opine that the Company will not be treated as a "publicly traded partnership" for purposes of the application of the passive activity loss limitations.

Limitations on Interest Deductions. Generally, a taxpayer may deduct "investment interest" only to the extent of his or her "net investment income." The taxpayer may carry forward any unused investment interest to later years when he or she has additional net investment income. Investment interest is interest paid on debt incurred or continued to acquire or carry property held for investment. Net investment income includes gross income and gains from property held for investment reduced by any expenses directly connected with the production of the income and gains. To the extent interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to limitation under the passive activity rules, not the investment interest limitation rules. Interest expense on debt used by a taxpayer to purchase or carry an interest in a passive activity will be taken into account in computing the taxpayer's income or loss from the passive activity. There are detailed tracing and allocation rules with respect to the allocation of interest expense to specific expenditures. As a result, the deductibility of interest expense by a Member will depend on the Member's personal tax situation. Potential Members who contemplate using borrowed funds to purchase Membership Interests are urged to consult with their tax advisors with respect to the application and interaction of the investment interest and passive activity limitations.

Interest on indebtedness incurred or continued to purchase or carry tax-exempt securities is not deductible. Members who currently own or anticipate acquiring tax-exempt securities and contemplate purchasing interests with borrowed funds are urged to consult with their tax advisors.

Because the deductibility of any interest expense by a Member will depend on the Member's personal tax situation, Counsel to the Company is unable to express any opinion regarding the federal income tax treatment of interest expense on indebtedness incurred by a Member to acquire his or her Membership Interests.

For Profit Limitation. In addition to the passive activity limitations discussed above, an individual who engages in an activity without the intent to make an economic profit therefrom aside from federal income tax benefits may not take deductions attributable to the activity in excess of the gross income he or she derives from the activity, except for deductions allowable without regard to profit motive. Thus, in any taxable year in which the deductions of the Company exceed its gross income, any Member who invested in the Company without the requisite economic profit motive may be unable to deduct substantially his entire distributive share of the excess.

Basis and At Risk Limitations. Except as described above, a Member may not deduct in any year any amount attributable to his or her share of Company losses (if any) that exceeds his or her adjusted tax basis in his or her Membership Interest at the end of the Company tax year. See "– Special Features of Oil and Gas Taxation –Depletion." A Member's initial adjusted tax basis in his or her Membership Interest will equal his or her cash contributions to the Company. The Member's basis will be increased by any additional cash contributions when made, by the Member's distributive share of the Company's income and gain and by his or her share of certain Company borrowings. The Member's basis will be decreased, but not below zero, by distributions from the Company, the Member's distributive share of Company losses, depletion deductions on his or her share of the oil and gas income of the Company, and any decrease in his share of Company borrowings. Decreases in a Member's share of liabilities that have given rise to a basis increase will be treated as distributions of cash and will thus reduce basis.

In addition to the limitation of losses to a Member's adjusted tax basis, losses allocable to a Member in excess of allocable income during a taxable year may be deducted only to the extent the Member is "at risk" at the close of the taxable year. A Member will be at risk with respect to the amount of money he or she contributes to the Company, assuming the Member uses his or her personal funds to make the contribution or borrows the funds on a recourse basis from a lender unrelated to the Company, and amounts borrowed for use in the Company for which the Member is personally liable. The at risk amount will be increased by the Member's share of Company income and gains and the amount by which the Member's percentage depletion deductions with respect to Company property exceed the Member's share of the basis of such property. A Member will not be at risk with respect to amounts protected against loss through nonrecourse financings, guarantees, stop-loss agreements, or "other similar arrangements" or with respect to amounts borrowed from other parties having an interest in the Company, family members or other related parties. The at risk amount is reduced by the amount of the allowable losses for the taxable year, the amount of distributions made to the Member and the Member's depletion deductions, and the reduced amount determines the extent to which losses sustained in future years will be deductible. Any loss disallowed as a result of the application of the at risk provisions may be deducted in future years to the extent the Member increases his or her amount at risk. Losses deducted in any year are subject to recapture in a later year at ordinary-income rates in the event, and to the extent, a taxpayer's adjusted amount at risk falls below zero.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and gas properties, each property is treated as a separate activity. Thus, a Member's interest in each oil or gas property is treated separately so that a loss from any one property is limited to the at risk amount for that property and not the at risk amount for all the Member's oil and gas properties. It is uncertain how this rule is implemented in the case of multiple oil and gas properties owned by a single partnership. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of properties owned by a partnership, such as the Company, in computing a partner's at risk limitation with respect to the partnership. If a Member must compute his or her at risk amount separately with respect to each property owned by the Company, he or she may not be allowed to utilize his or her share of losses or deductions attributable to a particular property even though he or she has a positive at risk amount with respect to the Company as a whole.

Sale of Property. When the Company sells property, it will recognize gain to the extent that the amount realized on the sale exceeds its basis in the property, and it will recognize loss to the extent that its basis exceeds the amount realized. In the case of a sale of an oil or gas property, each Member will compute his or her gain or loss individually based on his or her share of the amount realized, as allocated to him or her under the Operating Agreement, and his or her share of the basis in the property. The amount realized will include the amount of money received and the fair market value of any other property received. If the purchaser assumes a liability in connection with the sale or takes the property subject to a liability, the amount realized will include the amount of the liability.

If gain is recognized on the sale, the portion of the gain that is treated as recapture of intangible drilling cost, depletion or depreciation deductions will be treated as ordinary income and the remainder will generally constitute "Section 1231 gain." If loss is recognized on the sale, the loss will generally constitute "Section 1231 loss."
Each Member will be required to report his or her share of the portion of the gain that constitutes recapture as ordinary income and must also take into account his or her share of the Section 1231 gains and losses along with his or her Section 1231 gains and losses from other sources. The characterization of the Member's share of the Section 1231 gains and Section 1231 losses attributable to Company properties as either ordinary or capital will depend on the total amount of the Member's Section 1231 gains and the total amount of his or her Section 1231 losses from all sources for the year. Generally, if the total amount of the gains exceeds the total amount of the losses, all the gains and losses will be treated as capital gains and losses, and if the total amount of the losses exceeds the total amount of

the gains, all the gains and losses will be treated as ordinary income and losses. A Member's net Section 1231 gains, however, will be treated as ordinary income to the extent of the Member's net Section 1231 losses during the immediately preceding five years, reduced by the Section 1231 losses previously recaptured under this rule.

Termination of the Company. When the Company terminates, each Member will be taxable, in the taxable year in which the termination occurs, on his or her share of Company income, gain, loss, and deduction arising prior to the date of termination. Members must also take into account their shares of gains or losses resulting from the sale or other disposition of Company assets in liquidation of the Company.
Upon the termination of the Company, each Member will be required to recognize gain to the extent that the amount of money distributed to him or her exceeds the basis of his or her interests or his or her amount at risk with respect to the Company. See "Federal Income Tax Considerations—Special Features of Oil & Gas Taxation – Basis and At Risk Limitations." A Member will recognize no loss unless he or she receives only money, unrealized receivables, and inventory. In such a case, the Member could recognize loss to the extent that the basis of his or her Membership Interest exceeds the aggregate of the money and the basis to the Company of the property received. If, however, a Member receives more or less than his or her share of ordinary income items, including potential recapture of intangible drilling cost, depletion, and depreciation deductions, the Member will be required to recognize ordinary income or loss to that extent.

A Member's basis in any distributed property will be equal to the basis of his or her Membership Interest, reduced by any money received. The Member's basis will first be allocated to ordinary income assets in an amount equal to the Company's basis in those assets, which will generally be zero. Any remaining basis will be allocated, in general, to other properties to the extent of the Company's basis in those properties, subject to reallocation among properties to reduce the disparity between the basis and the value of properties to the extent possible.

Thus, basis increases are allocated to properties with unrealized appreciation and basis decreases are allocated to properties with unrealized depreciation. Any basis adjustment remaining after the distributing Company's basis has been fully carried over and reallocated is first allocated among those properties with unrealized appreciation to the full extent of each property's unrealized appreciation. To the extent the increase is not fully allocated at this point, it is allocated in proportion to the properties' respective fair market values.

Sale of Interests. When a Member sells a Membership Interest, the Member will recognize gain or loss measured by the difference between the amount realized on the sale and his or her basis in the Membership Interest sold. The Member's amount realized will be the selling price plus his or her share of any liabilities that increased his or her basis in the Membership Interest. For a discussion of the computation of the tax basis in Membership Interests, see "—Special Features of Oil & Gas Taxation – Basis and At Risk Limitations."

To the extent the portion of the amount realized attributable to ordinary income items (including potential recapture of intangible drilling cost, depletion, and depreciation deductions) exceeds the portion of the basis allocable to those items, which will generally be zero, the gain will be ordinary income. Therefore, a substantial portion of any gain realized upon the sale of Membership Interests may constitute ordinary income. So long as a Member holds his or her Membership Interests as a capital asset (generally, an asset held as an investment), the remainder of the gain will be capital gain and any loss will be capital loss. The Member will be required to recognize the full amount of the ordinary income portion even if it exceeds the overall gain on the sale (in which event the Member will also recognize capital loss to the extent the ordinary income exceeds the overall gain) or there is an overall loss on the sale (in which event the Member will recognize an offsetting capital loss equal to the ordinary income portion and an additional capital loss equal to the overall loss on the sale). Gain or loss realized by a Member upon a sale will generally constitute passive income or loss; thus, any such loss may be used to offset active income only on a complete disposition of the Member's Membership Interests. See "Federal Income Tax Considerations—Special Features of Oil & Gas Taxation – Passive Activity Loss Limitations."

Net capital gains of individual taxpayers are currently taxed at a maximum statutory rate (generally 15% for 2005 for capital assets held for more than 12 months) that is less than the maximum statutory rate applicable to other income recognized in 2005 (35%). Net capital gains means the excess of net long-term capital gains over net short-term capital losses.

Upon the sale of Membership Interests, the Company's basis in its assets will be adjusted for the benefit of the purchaser to reflect the gain or loss realized by the selling Member on the sale only if the Company has made an election under Section 754 of the Code or if the Company's adjusted basis in Company property exceeds the fair market value of that property by more than $250,000. As a result of the tax accounting complexities inherent in, and the substantial expense attendant to, the election to adjust the tax basis of Company property on sales of Membership Interests, the Managers do not currently intend to make this election on behalf of the Company. Under the Operating Agreement, this election may be made only with the consent of the Managers, unless requested by Members owning a Majority Interest. The absence of any such election and of the power to compel the making of such election other than by a Majority Interest of Members may reduce the value of interests to a potential transferee and may be an additional impediment to the transferability of Membership Interests. In any event, the Company may nevertheless be required to undertake the expense of adjusting the tax basis of Company property upon the sale of Membership Interests if the fair market value of Company property declines below the Company's adjusted basis in the property.

In addition to complying with the transfer restrictions and other requirements in the Operating Agreement, a Member who sells his or her Membership Interest must, under the federal tax laws, notify the Company of the transaction. This notice must be given in writing within 30 days of the sale, or, if earlier, by January 15 of the year following the year in which the sale occurs, and must include the names and addresses of the buyer and seller, the taxpayer identification numbers of the buyer and seller, if known, and the date of the sale. A Member who fails to furnish the relevant information to the Company may be penalized $50 for each such failure, unless it is shown that the failure was due to reasonable cause and not willful neglect. In addition, the Company will be required to notify the IRS of any sale of Membership Interests of which it has notice or knowledge and to report the names, addresses, and taxpayer identification numbers of the buyer and seller, along with other required information. The Company is also required to provide copies of the information it provides to the IRS to the buyer and seller. Members should consult with their own tax advisors, however, regarding their particular reporting requirements.

Farmouts and Back-in Interests. One of the various ways in which the Company may acquire an oil and gas lease is through a farmout. Some farmouts may be characterized for tax purposes as partnerships entered into by the Company and the other party to the farmout. The manner in which the parties to these farmouts agree to allocate income, gain, loss, deduction, and credit, or any item of income, gain, loss, deduction and for credit, may be disallowed under Section 704 of the Code. See "– Partnership Taxation – Allocations." If the farmout does not create a partnership but rather a co-ownership arrangement, the Company may be required to capitalize a portion of the intangible drilling costs paid in excess of its fractional share of the working interest acquired under the agreement. See "– Partnership Taxation – Partnership Classification." One type of farmout in which the Company might be involved is a transaction in which, in exchange for the drilling of a well on a particular drill site, the drilling party becomes entitled to an assignment of 100% of the leasehold interest in the drill site acreage until such time as its drilling, completion and production costs are recovered out of production therefrom, with a lesser percentage thereafter, and a lesser fractional interest in the portion of the tract exclusive of the drill site acreage. The IRS has ruled, in Revenue Ruling 77-176, 1977-1 C.B. 77, that any transfer of rights in property other than the drill site acreage in this type of transaction would be deemed a sale of such other property by the party transferring the property on which gain or loss is realized. The IRS further ruled that, while the party receiving the acreage and incurring the cost of drilling the well on the drill site may elect to deduct such costs as intangible drilling and development costs, such party would realize ordinary income equal to the value of the acreage earned exclusive of the drill site acreage.

The Managers will attempt to structure any farmout or similar transaction in a way that either eliminates or minimizes to the fullest extent possible the tax consequences set forth in this ruling and the other adverse tax consequences described above. Nonetheless, the ruling may have adverse tax implications for the Company if and when the Company enter into farmouts, since the Company may recognize gain or loss on the transfer or receipt of an interest in the property.

**General Tax Provisions**

Following is a brief summary of some additional federal income tax laws that may affect a Member.

Alternative Minimum Tax. The individual alternative minimum tax is imposed on income other than net capital gain at graduated rates of 26% and 28% on "alternative minimum taxable income" in excess of exemption amounts. The tax thus computed is reduced by the taxpayer's regular tax liability.

Alternative minimum taxable income is computed by increasing regular taxable income by tax preference items and recomputing certain items. For an individual taxpayer, adjustments include such items as the difference between accelerated depreciation deductions and depreciation deductions under the alternative system of Section 168(g) of the Code using the 150 percent declining balance method with respect to tangible personal property and the straight-line method with respect to real property.

An adjustment is also made for the difference between the intangible drilling costs deducted for the year and the amount that would have been deducted if those costs had been recovered over 120 months, to the extent that difference is greater than 65% of the amount of net income from oil and gas properties. An "independent producer" will include this adjustment only to the extent the amount of the adjustment exceeds 40% of the alternative minimum taxable income, computed with the full adjustment but without the alternative tax net operating loss deduction.

The passive activity limitations also apply for purposes of computing alternative minimum taxable income, although tax preference items taken into account for purposes of the passive activity rules are not taken into account in computing alternative minimum taxable income.

Corporations are subject to an alternative minimum tax of 20% of alternative minimum taxable income to the extent that such amount exceeds the greater of (a) the corporation's federal income tax liability or (b) certain exemption amounts. Corporate items of tax preference include items similar to those described above for individuals, and a number of additional items.

Because a Member's liability for the alternative minimum tax is computed by taking into account his or her regular income tax liability, the extent to which any tax preference items directly or indirectly resulting from an investment in Membership Interests would be subject to the alternative minimum tax will depend on the facts of his or her particular situation. For a taxpayer with substantial tax preference items, the alternative minimum tax could reduce the after-tax economic benefit of his or her investment in the Company. Each potential Member should consult with his or her tax advisor concerning the impact of the alternative minimum tax on his or her investment in Membership Interests.

Reportable Transactions. A material advisor with respect to a reportable transaction must file a return and maintain lists of investors, which list must be made available to the Secretary of the Treasury upon request. A transaction is a "reportable transaction" if it is a (1) listed transaction, (2) a loss transaction, (3) a book-tax-difference transaction, (4) a tax credit transaction involving brief holding periods, (5) a confidential transaction or (6) a transaction with contractual protection. In addition, any participant in a reportable transaction must file IRS Form 8886 with its annual tax returns and with the IRS Office of Tax Shelter Analysis.

It is the Manager's position that an investment in the Company should not constitute a reportable transaction and that the Company should not itself be considered to participate in a reportable transaction as a result of the activities contemplated by this Memorandum. Each prospective Member, however, should consult with his or her own tax advisor to determine his or her disclosure obligations (if any) under these rules.

Changes in Federal Income Tax Laws. Significant and fundamental changes in the nation's federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and the Members. Moreover, judicial decisions, regulations or administrative pronouncements could adversely affect the tax consequences of an investment in the Company. See "Risk Factors—Tax Status and Federal Income Tax Risks—Changes in Federal income tax laws could affect the tax consequences of the Company."

Compliance Provisions. Taxpayers are subject to several penalties and other provisions that encourage compliance with the federal income tax laws, including an addition to tax of 20% of a "substantial understatement" of federal income tax and a separate addition to tax of 20% of a "reportable transaction understatement" of federal income tax, which is increased to 30% if the transaction was not adequately disclosed (as described above). The addition for substantial understatements is imposed if an understatement of tax exceeds the greater of (a) 10% of the tax required to be shown on the return or (b) $5,000 (in the case of corporation other than an S corporation or personal holding company, a substantial understatement is an understatement that exceeds the lesser of 10% of the tax required to be shown on the return (or, if greater, $10,000) or $10,000,000). The addition for reportable transaction understatements is imposed if a significant purpose of the transaction is the avoidance or evasion of Federal income tax.

Except in the case of understatements attributable to "tax shelter" items, an item of understatement will not give rise to the penalty if (a) there is or was "substantial authority" for the taxpayer's treatment of the item or (b) all facts relevant to the tax treatment of the item are disclosed on the return or on a statement attached to the return and there was a reasonable basis for the tax treatment. In the case of partnerships, the disclosure is to be made on the return of the partnership. However, an individual partner may make adequate disclosure with respect to partnership items if specific conditions are met.

In the case of understatements attributable to "tax shelter" items, the penalty may be avoided only if the taxpayer establishes that there was reasonable cause for the underpayment and that the taxpayer acted in good faith with respect to the underpayment. A "tax shelter" item is one that arises from a partnership or other form of investment a significant purpose of which is the avoidance or evasion of federal income tax. Members are urged to consult with their own tax advisors with respect to the possible application of the substantial understatement penalty.

With respect to reportable transaction understatements, a taxpayer can avoid the penalty only by establishing that there was reasonable cause for the underpayment and that the taxpayer acted in good faith with respect to the underpayment. A taxpayer will be unable to establish reasonable cause and good faith unless the transaction was adequately disclosed (as described above), there was substantial authority for the taxpayer's treatment of the item and the taxpayer reasonably believed that the treatment was more likely than not the proper treatment. As stated above, it is the Manager's position that an investment in Membership Interests should not be a reportable transaction and that the Company should not be considered to engage in any reportable transactions as a result of the activities contemplated by this Memorandum. However, due to the potentially severe consequences for failing to adequately disclose a reportable transaction, Members are urged to consult with their tax advisors with respect to the characterization of the Company's activities and an investment in Membership Interests under the "reportable transaction" rules.

Consistency Requirements. Members must generally treat Company items on their federal income tax returns consistently with the treatment of the items on the Company's information return, unless the Member files a statement with the IRS identifying the inconsistency or otherwise satisfies the requirements for waiver of the consistency requirement. Failure to satisfy this requirement will result in an adjustment to conform the Member's treatment of the item with the treatment of the item on the Company return. Intentional or negligent disregard of the consistency requirement may subject a Member to substantial penalties.

Social Security Benefits; Self-Employment Tax. A Member's share of income or loss attributable to the Member's Membership Interest may constitute "net earnings from self-employment" for both social security and self-employment tax purposes. If a Member's share of Company income or loss is not "net earnings from self-employment," however, the Member will not earn any quarters of coverage or increased benefits under the Social Security Act. If a Member is receiving Social Security benefits, his or her taxable income attributable to his investment in interests may be taken into account in determining any reduction in benefits because of "excess earnings."

State Law Tax Aspects. The Company may operate in states and localities that impose taxes on the Company's assets, transactions or income or on each Member based on his or her share of any income derived from Company activities in those jurisdictions. Members may be required to file state tax returns and to pay the taxes described in the preceding sentence and may be subject to penalties for failure to comply with these requirements. Depending on the location of the Company's properties and applicable state and local laws, deductions or credits available to a Member for federal income tax purposes may not be available for state or local income tax purposes.

In certain jurisdictions, moreover, estate or inheritance taxes may be payable on the death of a Member due to operations of the Company in those jurisdictions. Therefore, a Member may be subject to income taxes, estate or inheritance taxes or both in states or localities in which the Company does business as well as in his or her own state or domicile.

## INDIVIDUAL TAX ADVICE SHOULD BE SOUGHT

*THE TAX CONSIDERATIONS ATTENDANT TO AN INVESTMENT IN THE COMPANY ARE COMPLEX AND VARY WITH INDIVIDUAL CIRCUMSTANCES. EACH PROSPECTIVE MEMBER SHOULD REVIEW THESE TAX CONSEQUENCES WITH HIS OR HER TAX ADVISOR.*

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Vaughn's son is married to Mr. Manikowski's daughter.

## PLAN OF DISTRIBUTION

We will pay the expenses of the offering, which we expect to be approximately $100,000.

The offering is not contingent upon the occurrence of any event or the sale of a minimum amount of the offered Membership Interests. The closing of the offering is expected to occur on or about March 1, 2006.

The subscription price for the Membership Interests was established by the Company's Management with no established criteria of value.

## LEGAL MATTERS

The validity of the Membership Interests offered hereby and certain other legal matters will be passed upon for us by Holland & Hart LLP.

## EXPERTS

Given the Company's startup nature and the fact that the Company has no prior financial records, no experts have been used in the preparation of this offering circular.

## FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 31E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan, " "foresee" or other words or phrases of similar import. Similarly, statements that describe our future financial condition or results of operations, objectives, plans, goals or future performance and business also are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section and other parts of this offering circular, that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

## WHERE YOU CAN FIND MORE INFORMATION

This offering circular is part of an offering statement that we have filed with the Securities and Exchange Commission. Because the rules and regulations of the SEC allow us to omit certain portions of the offering statement from this offering circular, this offering circular does not contain all the information set forth in the offering statement. You may review the offering statement and the exhibits filed with the offering statement for further information regarding us and our securities. The offering statement and its exhibits may be inspected at the SEC's public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are not currently subject to the information requirements of the Securities Exchange Act of 1934. For additional information about this offering circular, please contact us.

## PART F/S

(1) Balance sheet as of June 28, 2005.

(2) Income statement for the Period of April 6, 2005 to June 28, 2005.

# BAYHORSE PETROLEUM, LLC
# BALANCE SHEET
# AS OF JUNE 28, 2005

| | |
|---|---|
| Cash | 100 |
| Total Current Assets | 100 |
| Fixed Assets | 0 |
| Total Assets | 100 |

| | |
|---|---|
| Accounts Payable | 61,507 |
| Total Current Liabilities | 61,507 |
| Total Long-Term Liabilities | 0 |
| Total Liabilities | 61,507 |
| Member's Equity | (61,407) |
| Total Liabilities & Equity | 100 |

**BAYHORSE PETROLEUM, LLC**
**INCOME STATEMENT**
**06/28/05**
**FOR THE PERIOD OF**
**APRIL 6, 2005 TO JUNE 28, 2005**

| | |
|---|---|
| Revenues | 0 |
| Direct Operating Expenses | 0 |
| Gross Profit | 0 |
| G&A Expenses | 1,553 |
| Net Income Before Taxes | (1,553) |
| Taxes | 0 |
| Net Income After Taxes | (1,553) |

In the opinion of management, all adjustments necessary for a fair statement of results for this period have been included. All such adjustments, if any, are of a normal recurring nature.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on July 11, 2005.

BAYHORSE PETROLEUM, LLC
(Issuer)

By: Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: Rodney L. Vaughn
Name: Rodney L. Vaughn
Title: Manager/Chief Executive Officer, President and Director
Date: July 11, 2005

By: Larry F. Manikowski
Name: Larry F. Manikowski
Title: Manager/Chief Financial Officer, Chief Operating Officer, Secretary, Treasurer, Vice-President and Director
Date: July 11, 2005

## EXHIBITS

2(a) Articles of Organization*

2(b) Operating Agreement*

4 Subscription Agreement*

10(b) Consent of Holland & Hart LLP (included in Exhibit 11)*

11 Opinion of Holland & Hart LLP*

*Previously filed with the Company's Form 1-A filed with the Commission on June 28, 2005.

3359605_7.DOC